MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET — BOSTON — MASSACHUSETTS 02116-3741

617 — 954-5000

April 16, 2009

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

1.	A copy of the resolution of the Board of Trustees approving the form and amount of the bonds:

a.	Certificate of Assistant Secretary for MFS Variable Insurance Trust II & Compass Accounts, dated March 13, 2009; and

b.	Certificate of Assistant Secretary for MFS Series Trust I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XV, MFS Municipal Series Trust, MFS Variable Insurance Trust, MFS Institutional Trust, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Growth Opportunities Fund, MFS California Insured Municipal Fund, MFS Charter Income Trust, MFS Government Markets Income Trust, MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS InterMarket Income Trust I, MFS Intermediate High Income Fund, MFS Intermediate Income Trust, MFS Investment Grade Municipal Trust, MFS Municipal Income Trust, MFS Multimarket Income Trust and MFS Special Value Trust, dated March 13 2009.

2.	Fidelity Bond Claim Agreement, dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008 (and Exhibit A, as of September 23, 2008), between the investment company and all other parties to the joint insured bonds entered into pursuant to paragraph (f) of the Rule.

3.	Copies of the executed bonds:

a.	Federal Insurance Company – Bond No. 81391896 – Declarations
b.	Federal Insurance Company – Bond No. 81391896 – Endorsement No. 22
c.	Federal Insurance Company – Bond No. 81391896 – Endorsement No. 23
d.	CNA – Excess Bond No. 169931271 – Declarations
e.	CNA – Excess Fidelity Bond
f.	CNA – Excess Fidelity Bond 169931271 – Endorsement No. 1
g.	CNA – Excess Fidelity Bond 169931271 – Endorsement No. 2
h.	Federal Insurance Company – Bond No. FS 359-73-54 – 00
i.	Zurich – Excess Bond No. FIB 0005919 05
j.	Zurich – Excess Bond
k.	Zurich – Rider 1 – Bond No. FIB 0005919 05
l.	Zurich – Rider 2 – Bond No. FIB 0005919 05
m.	The Hartford – Bond No. 00 FI 0246511-08 – Declarations Policy, Endorsements No. 1 – No. 7
n.	Zurich – Bond No. FID-5871154-06 – Declarations, Policy, Endorsements No. 1 and No. 2
o.	National Union Fire Insurance Company of Pittsburg, PA (“AIG”) – Bond No. 94-555-71-04
p.	National Union Fire Insurance Company of Pittsburg, PA (“AIG”) – Bond No. 94-555-71-04 – Endorsements No. 1 – No. 5

Had each of the Funds listed below on Attachment A not been named as an insured under the joint insured bonds in effect, it is estimated that each Fund would have been required to maintain coverage under the Rule as set forth on Attachment B.

The premium on the above-mentioned bonds has been paid from November 1, 2008 to November 1, 2009.

Very truly yours,

SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary and Assistant Clerk

/bjn

Attachments

ATTACHMENT A

MFS SERIES TRUST I (File Nos. 33-7638 and 811-4777)

MFS Cash Reserve Fund (“MCF”)

MFS Core Equity Fund (“RGI”)

MFS Core Growth Fund (CGF”)

MFS New Discovery Fund (“NDF”)

MFS Research International Fund (“RIF”)

MFS Technology Fund (“SCT”)

MFS Value Fund (“EIF”)

MFS® SERIES TRUST II (File Nos. 33-7637 and 811-4775)

MFS Growth Fund (“MEG”)

MFS® SERIES TRUST III (File Nos. 2-60491 and 811-2794)

MFS High Income Fund (“MFH”)

MFS High Yield Opportunities Fund (“HYO”)

MFS Municipal High Income Fund (“MMH”)

MFS® SERIES TRUST IV (File Nos. 2-54607 and 811-2594)

MFS Government Money Market Fund (“MMG”)

MFS Mid Cap Growth Fund (“OTC”)

MFS Money Market Fund (“MMM”)

MFS® SERIES TRUST V (File Nos. 2-38613 and 811-2031)

MFS International New Discovery Fund (“MIO”)

MFS Research Fund (“MFR”)

MFS Total Return Fund (“MTR”)

MFS® SERIES TRUST VI (File Nos. 33-34502 and 811-6102)

MFS Global Equity Fund (“MWE”)

MFS Global Total Return Fund (“MWT”)

MFS Utilities Fund (“MMU”)

MFS® SERIES TRUST VII (File Nos. 2-68918 and 811-3090)

MFS® SERIES TRUST VIII (File Nos. 33-37972 and 811-5262)

MFS Global Growth Fund (“WGF”)

MFS Strategic Income Fund (“MSI”)

MFS® SERIES TRUST IX (File Nos. 2-50409 and 811-2464)

MFS Bond Fund (“MFB”)

MFS Inflation-Adjusted Bond Fund (“IAB”)

MFS Limited Maturity Fund (“MLM”)

MFS Municipal Limited Maturity Fund (“MML”)

MFS Research Bond Fund (“RBF”)

MFS Research Bond Fund J (“RBJ”)

ATTACHMENT A

MFS® SERIES TRUST X (File Nos. 33-1657 and 811-4492)

MFS Aggressive Growth Allocation Fund (“AGG”)

MFS Conservative Allocation Fund (“CON”)

MFS Emerging Markets Debt Fund (“EMD”)

MFS Emerging Markets Equity Fund (“FEM”)

MFS Floating Rate High Income Fund (“FRH”)

MFS Growth Allocation Fund (“GRO”)

MFS International Diversification Fund (“MDI”)

MFS International Growth Fund (“FGF”)

MFS International Value Fund (“FGI”)

MFS Moderate Allocation Fund (“MOD”)

MFS New Endeavor Fund (“NEF”)

MFS Strategic Value Fund (“SVF”)

MFS® SERIES TRUST XI (File Nos. 33-68310 and 811-7992)

MFS Blended Research Core Equity Fund (formerly, MFS Union Standard Equity Fund (“UNE”)

MFS Mid Cap Value Fund (“MDV”)

MFS® SERIES TRUST XII (File Nos. 333-126328 and 811-21780)

MFS Lifetime 2010 Fund (“ML1”)

MFS Lifetime 2020 Fund (“ML2”)

MFS Lifetime 2030 Fund (“ML3”)

MFS Lifetime 2040 Fund (“ML4”)

MFS Lifetime Retirement Income Fund (“LRT”)

MFS Sector Rotational Fund (“MSR”)

MFS® SERIES TRUST XIII (File Nos. 2-74959 and 811-3327)

MFS Diversified Income Fund (“DIF”)

MFS Global Real Estate Fund (“GRE”)

MFS Government Securities Fund (“MGS”)

MFS® SERIES TRUST XIV (File No. 811-22033)

MFS Institutional Money Market Portfolio (“IMM”)

MFS® SERIES TRUST XV (File Nos. 2-96738 and 811-4253)

MFS Diversified Target Return Fund (“DTR”)

MFS Commodity Strategy Fund (“CMS”)

MFS Fundamental 130/30/Fund (“FND”)

ATTACHMENT A

MFS® MUNICIPAL SERIES TRUST (File Nos. 2-92915 and 811-4096)

MFS Alabama Municipal Bond Fund (“MAL”)

MFS Arkansas Municipal Bond Fund (“MAR”)

MFS California Municipal Bond Fund (“MCA”)

MFS Florida Municipal Bond Fund (“MFL”)

MFS Georgia Municipal Bond Fund (“MGA”)

MFS Maryland Municipal Bond Fund (“MMD”)

MFS Massachusetts Municipal Bond Fund (“MMA”)

MFS Mississippi Municipal Bond Fund (“MMP”)

MFS Municipal Income Fund (“MMI”)

MFS New York Municipal Bond Fund (“MNY”)

MFS North Carolina Municipal Bond Fund (“MNC”)

MFS Pennsylvania Municipal Bond Fund (“MPA”)

MFS South Carolina Municipal Bond Fund (“MSC”)

MFS Tennessee Municipal Bond Fund (“MTN”)

MFS Virginia Municipal Bond Fund (“MVA”)

MFS West Virginia Municipal Bond Fund (“MWV”)

MFS® VARIABLE INSURANCE TRUST (File Nos. 33-74668 and 811-8326)

MFS Core Equity Series (“VVS”)

MFS Growth Series (“VEG”) (formerly, MFS Emerging Growth Series)

MFS Global Equity Series (“VGE”)

MFS High Income Series (“VHI”)

MFS Investors Growth Stock Series (“VGS”)

MFS Investors Trust Series (“VGI”)

MFS Mid Cap Growth Series (“VMG”)

MFS Money Market Series (“VMM”)

MFS New Discovery Series (“VND”)

MFS Research Bond Series (“VFB”)

MFS Research International Series (“VRI”)

MFS Research Series (“VFR”)

MFS Strategic Income Series (“VWG”)

MFS Total Return Series (“VTR”)

MFS Utilities Series (“VUF”)

MFS Value Series (“VLU”)

MFS® INSTITUTIONAL TRUST (File Nos. 33-37615 and 811-6174)

MFS Institutional International Equity Fund (“IIE”)

MFS Institutional Large Cap Value Fund (“ILV”)

STAND-ALONE FUNDS:

Massachusetts Investors Trust (“MIT”) (File Nos. 2-11401 and 811-203)

Massachusetts Investors Growth Stock Fund (“MIG”) (File Nos. 2-14677 and 811-859)

ATTACHMENT A

CLOSED-END FUNDS:

MFS California Insured Municipal Fund (“CCA”) (File Nos. 333-84993 and 811-9537)

MFS Charter Income Trust (“MCR”) (File Nos. 33-29012 and 811-5822)

MFS Government Markets Income Trust (“MGF”) (File Nos. 33-12945 and 811-5078)

MFS High Income Municipal Trust (“CXE”) (File Nos. 333-81129 and 811-5754)

MFS High Yield Municipal Trust (“CMU”) (File Nos. 33-77261 and 811-4992)

MFS InterMarket Income Trust I (“CMK”) (File Nos. 33-30179 and 811-5851

MFS Intermediate High Income Fund (“CIH”) (File Nos. 333-85901 and 811-5567)

MFS Intermediate Income Trust (“MIN”) (File Nos. 33-19364 and 811-5440)

MFS Investment Grade Municipal Trust (“CXH”) (File Nos. 333-81131 and 811-5785)

MFS Multimarket Income Trust (“MMT”) (File Nos. 33-11246 and 811-4975)

MFS Municipal Income Trust (“MFM”) (File Nos. 33-8850 and 811-4841)

MFS Special Value Trust (“MFV”) (File Nos. 33-31346 and 811-5912)

COMPASS VARIABLE ACCOUNTS:

Capital Appreciation Variable Account (“CAVA”) (File Nos. 33-19632, 2-79143 and 811-3561)

Global Governments Variable Account (“WGVA”) (File Nos. 33-19629, 33-19739 and 811-5450)

Government Securities Variable Account (“GSVA”) (File Nos. 33-19630, 2-90805 and 811-4009)

High Yield Variable Account (“HYVA”) (File Nos. 33-19631, 2-79142 and 811-3562)

Money Market Variable Account (“MMVA”) (File Nos. 33-19628, 2-79141 and 811-3563)

Total Return Variable Account (“TRVA”) (File Nos. 33-19626, 33-19738 and 811-5448)

MFS® VARIABLE INSURANCE TRUST II (formerly, MFS SUN/LIFE SERIES TRUST (File Nos. 2-83616 and 811-3732)

MFS Blended Research Core Equity Portfolio (“CGS”)

MFS Blended Research Growth Portfolio (“BRG”)

MFS Blended Research Value Portfolio (“BRV”)

MFS Bond Portfolio (“BDS”)

MFS Capital Appreciation Portfolio (“CAS”)

MFS Core Equity Portfolio (“RGS”)

MFS Growth Portfolio (“EGS”) (formerly, MFS Emerging Growth Portfolio)

MFS Emerging Markets Equity Portfolio (“FCE”)

MFS Global Governments Portfolio (“WGS”)

MFS Global Growth Portfolio (“WGO”)

MFS Global Research Portfolio (“RES”) (formerly, MFS Research Portfolio)

MFS Global Total Return Portfolio (“WTS”)

MFS Government Securities Portfolio (“GSS”)

MFS High Yield Portfolio (“HYS”)

MFS International Growth Portfolio (“FCI”)

MFS International Value Portfolio (“FCG”)

MFS Massachusetts Investors Growth Stock Portfolio (“MIS”)

MFS Mid Cap Growth Portfolio (“MCS”)

MFS Mid Cap Value Portfolio (“MVS”)

MFS Money Market Portfolio (“MKS”)

MFS New Discovery Portfolio (“NWD”)

MFS Research International Portfolio (“RSS”)

MFS Strategic Income Portfolio (“SIS”)

MFS Strategic Value Portfolio (“SVS”)

MFS Technology Portfolio (“TKS”)

MFS Total Return Portfolio (“TRS”)

MFS Utilities Portfolio (“UTS”)

MFS Value Portfolio (“EIS”)

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST I

MCF	$900,000.00
RGI	1,000,000.00
CGF	1,500,000.00
NDF	750,000.00
RIF	2,300,000.00
SCT	525,000.00
EIF	2,500,000.00

MFS® SERIES TRUST II

MEG	$1,700,000.00

MFS® SERIES TRUST III

MFH	$1,000,000.00
HYO	900,000.00
MMH	1,500,000.00

MFS SERIES TRUST IV

MMG	$450,000.00
OTC	1,000,000.00
MMM	1,250,000.00

MFS® SERIES TRUST V

MIO	$1,900,000.00
MFR	1,700,000.00
MTR	2,500,000.00

MFS® SERIES TRUST VI

MWE	$900,000.00
MWT	900,000.00
MMU	1,900,000.00

MFS® SERIES TRUST VII

MFS® SERIES TRUST VIII

WGF	$600,000.00
MSI	600,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST IX

MFB	$1,250,000.00
IAB	450,000.00
MLM	900,000.00
MML	600,000.00
RBF	1,700,000.00
RBJ	525,000.00

MFS® SERIES TRUST X

AGG	$1,250,000.00
CON	1,000,000.00
EMD	750,000.00
FEM	750,000.00
FRH	525,000.00
GRO	1,700,000.00
MDI	1,700,000.00
FGF	1,000,000.00
FGI	1,000,000.00
MOD	1,700,000.00
NEF	525,000.00
SVF	750,000.00

MFS® SERIES TRUST XI

MDV	$900,000.00
UNE	400,000.00

MFS® SERIES TRUST XII

ML1	$300,000.00
ML2	450,000.00
ML3	350,000.00
ML4	300,000.00
LRT	225,000.00
MSR	750,000.00

MFS® SERIES TRUST XIII

MGS	$1,250,000.00
DIF	600,000.00
GRE*	525,000.00

MFS® SERIES TRUST XIV

IMM	$900,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SERIES TRUST XV

DTR	$750,000.00

MFS® MUNICIPAL SERIES TRUST

MAL	$450,000.00
MAR	525,000.00
MCA	750,000.00
MFL	400,000.00
MGA	400,000.00
MMD	525,000.00
MMA	600,000.00
MMP	450,000.00
MMI	1,250,000.00
MNY	600,000.00
MNC	750,000.00
MPA	525,000.00
MSC	525,000.00
MTN	525,000.00
MVA	750,000.00
MWV	525,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® VARIABLE INSURANCE TRUST

VVS	$450,000.00
VEG	900,000.00
VGE	350,000.00
VHI	750,000.00
VGS	750,000.00
VGI	1,000,000.00
VMG	525,000.00
VMM	100,000.00
VND	900,000.00
VFB	600,000.00
VRI	600,000.00
VFR	600,000.00
VWG	300,000.00
VTR	2,100,000.00
VUF	1,500,000.00
VLU	900,000.00

MFS® INSTITUTIONAL TRUST

IIE	$1,700,000.00
ILV	350,000.00

MASSACHUSETTS INVESTORS TRUST (“MIT”)

MIT	$2,100,000.00

MASSACHUSETTS INVESTORS GROWTH STOCK FUND (“MIG”)

MIG	$2,100,000.00

MFS GROWTH OPPORTUNITIES FUND (“MGO”)

MFS® GOVERNMENT MARKETS INCOME TRUST (“MGF”)

MGF	$600,000.00

MFS® INTERMEDIATE INCOME TRUST (“MIN”)

MIN	$1,000,000.00

MFS® CHARTER INCOME TRUST (“MCR”)

MCR	$750,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

MFS® SPECIAL VALUE TRUST (“MFV”)

MFV	$350,000.00

MFS® MUNICIPAL INCOME TRUST (“MFM”)

MFM	$750,000.00

MFS® MULTIMARKET INCOME TRUST (“MMT”)

MMT	$750,000.00

MFS® CALIFORNIA INSURED MUNICIPAL FUND (“CCA”)

CCA	$400,000.00

MFS® HIGH INCOME MUNICIPAL TRUST (“CXE”)

CXE	$750,000.00

MFS® HIGH YIELD MUNICIPAL TRUST (“CMU”)

CMU	$600,000.00

MFS® INTERMARKET INCOME TRUST I (“CMK”)

CMK	$450,000.00

MFS® INTERMEDIATE HIGH INCOME FUND (“CIH”)

CIH	$450,000.00

MFS® INVESTMENT GRADE MUNICIPAL TRUST (“CXH”)

CXH	$600,000.00

CAPITAL APPRECIATION VARIABLE ACCOUNT (“CAVA”)

CAVA	$525,000.00

GLOBAL GOVERNMENTS VARIABLE ACCOUNT (“WGVA”)

WGVA	$175,000.00

GOVERNMENT SECURITIES VARIABLE ACCOUNT (“GSVA”)

GSVA	$400,000.00

ATTACHMENT B

REQUIRED FIDELITY BOND COVERAGE

HIGH YIELD VARIABLE ACCOUNT (“HYVA”)

HYVA	$350,000.00

MONEY MARKET VARIABLE ACCOUNT (“MMVA”)

MMVA	$350,000.00

TOTAL RETURN VARIABLE ACCOUNT (“TRVA”)

TRVA	$525,000.00

MFS® SUN/LIFE SERIES TRUST

BDS	$525,000.00
BRG	125,000.00
BRV	125,000.00
CAS	750,000.00
CGS	900,000.00
RGS	600,000.00
EGS	600,000.00
FCE	400,000.00
WGS	350,000.00
WGO	450,000.00
WTS	525,000.00
GSS	900,000.00
HYS	750,000.00
FCI	525,000.00
FCG	750,000.00
MIS	750,000.00
MCS	350,000.00
MVS	200,000.00
MKS	900,000.00
NWD	600,000.00
RSS	600,000.00
RES	600,000.00
SIS	400,000.00
SVS	125,000.00
TKS	225,000.00
TRS	1,500,000.00
UTS	750,000.00
EIS	750,000.00

CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust I

MFS Series Trust II

MFS Series Trust III

MFS Series Trust IV

MFS Trust Series V

MFS Trust Series VI

MFS Trust Series VII

MFS Trust Series VIII

MFS Trust Series IX

MFS Trust Series X

MFS Series Trust XI

MFS Series Trust XII

MFS Series Trust XIII

MFS Series Trust XIV

MFS Series Trust XV

MFS Municipal Series Trust

MFS Variable Insurance Trust

MFS Institutional Trust

Massachusetts Investors Trust

Massachusetts Investors Growth Stock Fund

MFS Growth Opportunities Fund

MFS California Insured Municipal Fund

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS High Income Municipal Trust

MFS High Yield Municipal Trust

MFS InterMarket Income Trust I

MFS Intermediate High Income Fund

MFS Intermediate Income Trust

MFS Investment Grade Municipal Trust

MFS Municipal Income Trust

MFS Multimarket Income Trust

MFS Special Value Trust

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trusts on October 21, 2008, and that such vote has not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

VOTED:	That it is the finding of the Trustees that the fidelity bonds written by ICI Mutual Insurance Company (ICI), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit

(F&D), the Hartford (Hartford), Zurich (Zurich), and National Union (AIG) (collectively, the “Bond”) in the aggregate amount of $120 million (the “Coverage Amount”), covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER VOTED:	That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER VOTED:	That the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER VOTED:	That the Bond be, and it hereby is, approved;

FURTHER VOTED:	That the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER VOTED:	That the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 13 th day of March 2009.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: March 13, 2009

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 13th day of March 2009, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

MARTHA J. DONOVAN
Notary Public
My Commission Expires
October 16, 2009

CERTIFICATE OF ASSISTANT SECRETARY

MFS VARIABLE INSURANCE TRUST ll (the “Trust”):

COMPASS ACCOUNTS (“Accounts”):

Capital Appreciation Variable Account

Global Governments Variable Account

Government Securities Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

The undersigned, being the Assistant Secretary of the above-mentioned Trust and Accounts, (collectively, the “Funds”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trust and Accounts on October 22, 2008, and that such votes have not been altered, amended or rescinded and is in full force and effect as of the date hereof.

Upon motion duly made and seconded, it was by all of the Independent Trustees and Managers voting together and then by all of the Trustees and Managers present

VOTED:	That it is the finding of the Trustees and Managers that the fidelity bonds written by ICI Mutual Insurance Company (ICI), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), the Hartford (Hartford), Zurich (Zurich), and National Union (AIG) (collectively, the “Bond”) in the aggregate amount of $120 million (the “Coverage Amount”), covering, among others, Trustees/Managers, officers and employees of the Trust and Accounts, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust and each Account to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and each Account, the nature of the Trust’s and each Account’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER VOTED:	That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER VOTED:	That the officers of the Trust and Accounts be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and each Account and also by one or more of the other named insureds, the Trust and each Account shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER VOTED:	That the Bond be, and it hereby is, approved;

FURTHER VOTED:	That the appropriate officers of the Trust and Accounts be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER VOTED:	That the Secretary or any Assistant Secretary of the Trust and each Account shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 13 th day of March 2009.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: March 13, 2009

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 13th day of March 2009, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary of the Trust and Accounts.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

MARTHA J. DONOVAN Notary Public My Commission Expires October 16, 2009

CERTIFICATE OF ASSISTANT SECRETARY

MFS Variable Insurance Trust II

Compass Variable Accounts

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following are complete, true and correct copies of the votes adopted by the Trustees of the Trusts on October 22, 2008, and that such votes have not been altered, amended or rescinded and are in full force and effect as of the date hereof.

[ALL] Upon motion duly made and seconded, it was by all of the Independent Trustees/Managers voting together and then all of the Trustees/Managers present

Fidelity Bond Coverage and Premium Allocation

VOTED:	That it is the finding of the Trustees and Managers that the fidelity bonds written by ICI Mutual Insurance Company (ICI), Federal Insurance Company (Chubb), Continental Insurance Company (CNA), Great American, Fidelity and Deposit (F&D), the Hartford (Hartford), Zurich (Zurich), and National Union (AIG) (collectively, the “Bond”) in the aggregate amount of $120 million (the “Coverage Amount”), covering, among others, Trustees/Managers, officers and employees of the Trust and Accounts, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust and each Account to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust and each Account, the nature of the Trust’s and each Account’s securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER VOTED:	That after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER VOTED:	That the officers of the Trust and Accounts be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and each Account and also by one or more of the other named insureds, the Trust and each Account shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER VOTED:	That the Bond be, and it hereby is, approved;

FURTHER VOTED:	That the appropriate officers of the Trust and Accounts be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder; and

FURTHER VOTED:	That the Secretary or any Assistant Secretary of the Trust and each Account shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 13th day of March, 2009.

/s/ Susan S. Newton
Susan S. Newton
Assistant Secretary

Date: March 13, 2009

Commonwealth of Massachusetts	)
) ss.
County of Suffolk	)

On this 13th day of March, 2009, before me, Martha J. Donovan, the undersigned Notary Public, personally appeared Susan S. Newton, who is personally known to me to be the person whose name is signed above, and acknowledged to me that she signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

/s/ Martha J. Donovan
Martha J. Donovan
Notary Public

My commission expires: October 16, 2009

MARTHA J. DONOVAN
Notary Public
My Commission Expires
October 16, 2009

FIDELITY BOND CLAIM AGREEMENT

THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the “Funds” or “Fund Parties”) and (ii) Massachusetts Financial Services Company (“MFS”), MFS Service Center, Inc. (“MFSC”), MFS Fund Distributors, Inc. (“MFD”), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., and MFS International Ltd., (collectively, the “MFS Parties”).

WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

WHEREAS, all the parties hereto are named insureds under broker’s blanket bonds issued by each of the insurance companies listed from time to time in Exhibit B, and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the “Bonds”);

WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

NOW THEREFORE, it is agreed as follows:

1. Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the “Date”) which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (“Rule 17g-1”)) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium. The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2. If one or more of the insurance companies listed in Exhibit B (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms “Funds” and “Fund Parties” and (c) that such affiliate shall become a party to this Agreement and be included within the term “MFS Parties.”

3. In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A. All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B. If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i)	first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and

(ii)	the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

C. If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

4. This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

5. The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

6. Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

7. Exhibit B hereto may be amended from time to time to reflect the changes in the insurance companies issuing the Bonds.

8. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts. Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund’s Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund. If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

9. This Agreement may be amended or modified only with the prior written consent of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers, thereunto duly authorized, all as of the first day of March 2008.

MASSACHUSETTS FINANCIAL SERVICES COMPANY

MFS SERVICE CENTER, INC.

MFS FUND DISTRIBUTORS, INC.

MFS INSTITUTIONAL ADVISORS, INC.

MFS INTERNATIONAL LTD.

By:	MARK N. POLEBAUM
Mark N. Polebaum
Secretary

MFS HERITAGE TRUST COMPANY

By:	CAROL W. GEREMIA
Carol W. Geremia
President

On Behalf of the Funds Listed From Time to Time
On Exhibit A Hereto:

By:	SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary or Assistant Clerk

FIDELITY BOND CLAIM AGREEMENT

EXHIBIT A

As of September 23, 2008

MFS FUNDS BOARD PRODUCTS:

MFS SERIES TRUST I

MFS Cash Reserve Fund

MFS Core Equity Fund

MFS New Discovery Fund

MFS Research International Fund

MFS Technology Fund

MFS Value Fund

MFS SERIES TRUST II

MFS Growth Fund

MFS SERIES TRUST III

MFS High Income Fund

MFS High Yield Opportunities Fund

MFS Municipal High Income Fund

MFS SERIES TRUST IV

MFS Government Money Market Fund

MFS Mid Cap Growth Fund

MFS Money Market Fund

MFS SERIES TRUST V

MFS Research Fund

MFS Total Return Fund

MFS International New Discovery Fund

MFS SERIES TRUST VI

MFS Global Equity Fund

MFS Global Total Return Fund

MFS Utilities Fund

MFS SERIES TRUST VII

MFS SERIES TRUST VIII

MFS Global Growth Fund

MFS Strategic Income Fund

MFS SERIES TRUST IX

MFS Bond Fund

MFS Inflation-Adjusted Bond Fund

MFS Limited Maturity Fund

MFS Municipal Limited Maturity Fund

MFS Research Bond Fund

MFS Research Bond Fund J

MFS SERIES TRUST X

MFS Aggressive Growth Allocation Fund

MFS Conservative Allocation Fund

MFS Emerging Markets Debt Fund

MFS Emerging Markets Equity Fund

MFS Floating Rate High Income Fund

MFS Growth Allocation Fund

MFS International Diversification Fund

MFS International Growth Fund

MFS International Value Trust

MFS Moderate Allocation Fund

MFS New Endeavor Fund

MFS Strategic Value Fund

MFS SERIES TRUST XI

MFS Blended Research Core Equity Fund

MFS Mid Cap Value Fund

MFS SERIES TRUST XII

MFS Lifetime Retirement Income Fund

MFS Lifetime 2010 Fund

MFS Lifetime 2020 Fund

MFS Lifetime 2030 Fund

MFS Lifetime 2040 Fund

MFS Sector Rotational Fund

MFS SERIES TRUST XIII

MFS Diversified Income Fund

MFS Global Real Estate Fund

MFS Government Securities Fund

MFS SERIES TRUST XIV

MFS Institutional Money Market Portfolio

MFS SERIES TRUST XV

MFS Commodity Strategy Fund

MFS Diversified Target Return Fund

MFS Fundamental 130/30 Fund

STAND-ALONE FUNDS

MFS Growth Opportunities Fund

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Trust

CLOSED-END FUNDS

MFS California Insured Municipal Fund

MFS Charter Income Trust

MFS Government Markets Income Trust

MFS High Income Municipal Trust

MFS High Yield Municipal Trust

MFS InterMarket Income Trust I

MFS Intermediate High Income Fund

MFS Intermediate Income Trust

MFS Investment Grade Municipal Trust

MFS Multimarket Income Trust

MFS Municipal Income Trust

MFS Special Value Trust

MFS MUNICIPAL SERIES TRUST

MFS Alabama Municipal Bond Fund

MFS Arkansas Municipal Bond Fund

MFS California Municipal Bond Fund

MFS Florida Municipal Bond Fund

MFS Georgia Municipal Bond Fund

MFS Maryland Municipal Bond Fund

MFS Massachusetts Municipal Bond Fund

MFS Mississippi Municipal Bond Fund

MFS New York Municipal Bond Fund

MFS North Carolina Municipal Bond Fund

MFS Pennsylvania Municipal Bond Fund

MFS South Carolina Municipal Bond Fund

MFS Tennessee Municipal Bond Fund

MFS Virginia Municipal Bond Fund

MFS West Virginia Municipal Bond Fund

MFS Municipal Income Fund

MFS VARIABLE INSURANCE TRUST

MFS Core Equity Series

MFS Growth Series

MFS Global Equity Series

MFS High Income Series

MFS Investors Growth Stock Series

MFS Investors Trust Series

MFS Mid Cap Growth Series

MFS Money Market Series

MFS New Discovery Series

MFS Research Bond Series

MFS Research International Series

MFS Research Series

MFS Strategic Income Series

MFS Total Return Series

MFS Utilities Series

MFS Value Series

MFS INSTITUTIONAL TRUST

MFS Institutional International Equity Fund

MFS Institutional Large Cap Value Fund

COMPASS BOARD PRODUCTS:

MFS VARIABLE INSURANCE TRUST II

MFS Blended Research Core Equity Portfolio

MFS Blended Research Growth Portfolio

MFS Blended Research Value Portfolio

MFS Bond Portfolio

MFS Capital Appreciation Portfolio

MFS Core Equity Portfolio

MFS Growth Portfolio

MFS Emerging Markets Equity Portfolio

MFS Global Governments Portfolio

MFS Global Growth Portfolio

MFS Global Total Return Portfolio

MFS Government Securities Portfolio

MFS High Yield Portfolios

MFS International Growth Portfolio

MFS International Value Portfolio

MFS Massachusetts Investors Growth Stock Portfolio

MFS Mid Cap Growth Portfolio

MFS Mid Cap Value Portfolio

MFS Money Market Portfolio

MFS New Discovery Portfolio

MFS Research International Portfolio

MFS Research Portfolio

MFS Strategic Income Portfolio

MFS Strategic Value Portfolio

MFS Technology Portfolio

MFS Total Return Portfolio

MFS Utilities Portfolio

MFS Value Portfolio

COMPASS VARIABLE ACCOUNTS

Capital Appreciation Variable Account

Government Securities Variable Account

Global Governments Variable Account

High Yield Variable Account

Money Market Variable Account

Total Return Variable Account

FIDELITY BOND CLAIM AGREEMENT

EXHIBIT B

As of November 1, 2008

ICI Mutual Insurance Company (ICI)

Federal Insurance Company (Chubb)

Continental Insurance Company (CNA)

Great American

Fidelity and Deposit (F&D)

Twin City (Hartford)

Zurich (Zurich)

National Union (AIG)

Chubb Group of Insurance Companies	DECLARATIONS
15 Mountain View Road, Warren, New Jersey 07059	FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81391896

MASSACHUSETTS FINANCIAL SERVICES COMPANY
FEDERAL INSURANCE COMPANY

500 BOYLSTON STREET BOSTON, MA 02116	Incorporated under the laws of Indiana a stock insurance company herein called the COMPANY Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	November 1, 2008
		to	12:01 a.m. on	November 1, 2009

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE	LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1. Employee		$25,000,000		$100,000
2. On Premises		$25,000,000		$100,000
3. In Transit		$25,000,000		$100,000
4. Forgery or Alteration		$25,000,000		$100,000
5. Extended Forgery		$25,000,000		$100,000
6. Counterfeit Money		$25,000,000		$100,000
7. Threats to Person	$	NOT COVERED	$	N/A
8. Computer System	$	N/A	$	N/A
9. Voice Initiated Funds Transfer Instruction	$	N/A	$	N/A
10. Uncollectible Items of Deposit		$250,000		$100,000
11. Audit Expense		$200,000		$100,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 - 21

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

.		a. in an armored motor vehicle, including loading and unloading thereof,

		b. in the custody of a natural person acting as a messenger of the ASSURED, or

c.      in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

		(1) written records,

		(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

		(3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

		Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses

(continued)

Forgery Or Alteration	4.	Loss resulting directly from:

a.      Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.      transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

		excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.      acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

		(1) bear a Forgery or a fraudulently material alteration,

		(2) have been lost or stolen, or

		(3) be Counterfeit, or

b.      guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

		Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

		It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:

		a. entries of data into, or

		b. changes of data elements or programs within,

		a Computer System, provided the fraudulent entry or change causes:

		(1) funds or other property to be transferred, paid or delivered,

		(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

		(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses

(continued)

Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

		a. received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

		b. made by a person purporting to be a Customer, and

		c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

		In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a. redemptions or withdrawals to be permitted,

		b. shares to be issued, or

		c. dividends to be paid,

		from an account of an Investment Company.

		In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

		Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General Agreements

Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

(1)    The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)    Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)    Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)    If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements

(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company	C.	If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company	D.	When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an Employee admits to being guilty of Larceny or Embezzlement,

(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General Agreements

Court Costs And Attorneys’ Fees (continued)	(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions And Limitations

Definitions	1.	As used in this Bond:

		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

		e.	Employee means:

			(1)	an officer of the ASSURED,

			(2)	a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

			(3)	a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

			(4)	an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

			(5)	a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

			(6)	an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

			(7)	a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions And Limitations

Definitions (continued)	(8)	each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a. creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

		b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)	any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

		The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.      which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

		b. which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

		Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

		Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions And Limitations

Definitions (continued)	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions And Limitations

Definitions (continued)		m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:
		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions And Limitations

General Exclusions - Applicable to All Insuring Clauses (continued)		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

		j.	loss of confidential information, material or data;

		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:
		a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)    to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or Property of the ASSURED;

		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

		e.	loss of property while in the mail;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions And Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)		f.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.
		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

		h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

		i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:
a.

loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.	At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions And Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)		d.	any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions And Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

		The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

		The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

		In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

		OTHER PROPERTY

		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions And Limitations (continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

		c.	for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions And Limitations

Subrogation - Assignment - Recovery (continued)		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions And Limitations

Termination (continued)		If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

		The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

		If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And Limitations

Change or Modification (continued)	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

FEDERAL INSURANCE COMPANY

Endorsement No:	1

Bond Number:	81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

MASSACHUSETTS FINANCIAL SERVICES COMPANY

MFS Series Trust III

1.	MFS High Income Fund

2.	MFS High Yield Opportunities Fund

3.	MFS Municipal High Income Fund

MFS Series Trust XIII

1.	MFS Government Securities Fund

2.	MFS Diversified Income Fund

3.	MFS Global Real Estate Fund[1]

MFS Municipal Series Trust

1.	MFS Alabama Municipal Bond Fund

2.	MFS Arkansas Municipal Bond Fund

3.	MFS California Municipal Bond Fund

4.	MFS Florida Municipal Bond Fund

5.	MFS Georgia Municipal Bond Fund

6.	MFS Maryland Municipal Bond Fund

7.	MFS Massachusetts Municipal Bond Fund

8.	MFS Mississippi Municipal Bond Fund

9.	MFS Municipal Income Fund

10.	MFS New York Municipal Bond Fund

11.	MFS North Carolina Municipal Bond Fund

12.	MFS Pennsylvania Municipal Bond Fund

13.	MFS South Carolina Municipal Bond Fund

14.	MFS Tennessee Municipal Bond Fund

15.	MFS Virginia Municipal Bond Fund

16.	MFS West Virginia Municipal Bond Fund

MFS Series Trust IX

1.	MFS Bond Fund

2.	MFS Limited Maturity Fund

3.	MFS Municipal Limited Maturity Fund

4.	MFS Research Bond Fund

5.	MFS Research Bond Fund J

MFS Series Trust XII

1.	MFS Lifetime Retirement Income Fund

2.	MFS Lifetime 2010 Fund

3.	MFS Lifetime 2020 Fund

4.	MFS Lifetime 2030 Fund

5.	MFS Lifetime 2040 Fund

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1

MFS Series Trust X

1.	MFS Aggressive Growth Allocation Fund

2.	MFS Conservative Allocation Fund

3.	MFS Emerging Markets Equity Fund

4.	MFS Growth Allocation Fund

5.	MFS International Diversification Fund

6.	MFS International Growth Fund

7.	MFS International Value Fund

8.	MFS Moderate Allocation Fund

MFS Institutional Trust

1.	MFS Institutional International Equity Fund

2.	MFS Institutional Large Cap Value Fund

MFS Series Trust X

1.	MFS Emerging Markets Debt Fund

2.	MFS New Endeavor Fund

3.	MFS Strategic Value Fund

MFS Series Trust X

1.	MFS Floating Rate High Income Fund

MFS Series Trust IV

1.	MFS Money Market Fund

2.	MFS Government Money Market Fund

3.	MFS Mid Cap Growth Fund

MFS Series Trust I

1.	MFS Cash Reserve Fund

2.	MFS Core Equity Fund

3.	MFS Core Growth Fund

4.	MFS New Discovery Fund

5.	MFS Research International Fund

6	MFS Technology Fund

7.	MFS Value Fund

MFS Series Trust XIV

1.	MFS Institutional Money Market Portfolio

MFS Series Trust XI

1.	MFS Blended Research Core Equity Fund

2.	MFS Mid Cap Value Fund

MFS Series Trust V

1.	MFS International New Discovery Fund

2.	MFS Research Fund

3.	MFS Total Return Fund

MFS Series Trust VI

1.	MFS Global Equity Fund

2.	MFS global Total Return Fund

3.	MFS Utilities Fund

MFS Series Trust VIII

1.	MFS Global Growth Fund

2.	MFS Strategic Income Fund

MFS Series Trust IX

1.	MFS Inflation-Adjusted Bond Fund

MFS Series Trust XII

1.	MFS Sector Rotational Fund

MFS Series Trust XV

1.	MFS Diversified Target Return Fund

2.	MFS Fundamental 130/30 Fund[2]

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 2

MFS Series Trust II

1.	MFS Growth Fund

Massachusetts Investors Growth Stock Fund

Massachusetts Investors Trust

MFS Variable Insurance Trust

1.	MFS Core Equity Series

2.	MFS Growth Series

3.	MFS Global Equity Series

4.	MFS High Income Series

5.	MFS Investors Growth Stock Series

6.	MFS Investors Trust Series

7.	MFS Mid Cap Growth Series

8.	MFS Money Market Series

9.	MFS New Discovery Series

10.	MFS Research Bond Series

11.	MFS Research International Series

12.	MFS Research Series

13.	MFS Strategic Income Series

14.	MFS Total Return Series

15.	MFS Utilities Series

16.	MFS Value Series

MFS Variable Insurance Trust II

1.	MFS Blended Research Core Equity Portfolio

2.	MFS Blended Research Growth Portfolio

3.	MFS Blended Research Value Portfolio

4.	MFS Bond Portfolio

5.	MFS Capital Appreciation Portfolio

6.	MFS Core Equity Portfolio

7.	MFS Growth Portfolio

8.	MFS Emerging Markets Equity Portfolio

9.	MFS Global Governments Portfolio

10.	MFS Global Growth Portfolio

11.	MFS Global Total Return Portfolio

12.	MFS Government Securities Portfolio

13.	MFS High Yield Portfolio

14.	MFS International Growth Portfolio

15.	MFS International Value Portfolio

16.	MFS Massachusetts Investors Growth Stock Portfolio

17.	MFS Mid Cap Growth Portfolio

18.	MFS Mid Cap Value Portfolio

19.	MFS Money Market Portfolio

20.	MFS New Discovery Portfolio

21.	MFS Research International Portfolio

22.	MFS Global Research Portfolio

23.	MFS Strategic Income Portfolio

24.	MFS Strategic Value Portfolio

25.	MFS Technology Portfolio

26.	MFS Total Return Portfolio

27.	MFS Utilities Portfolio

28.	MFS Value Portfolio

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 3

Compass Variable Accounts

1.	Capital Appreciation Variable Account

2.	Global Governments Variable Account

3.	Government Securities Variable Account

4.	High Yield Variable Account

5.	Money Market Variable Account

6.	Total Return Variable Account

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 4

FEDERAL INSURANCE COMPANY
Endorsement No. 2
Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.	LIMITS OF LIABILITY -DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1.	Employee		$25,000,000		$100,000
2.	On Premises		$25,000,000		$100,000
3.	In Transit		$25,000,000		$100,000
4.	Forgery or Alteration		$25,000,000		$100,000
5.	Extended Forgery		$25,000,000		$100,000
6.	Counterfeit Money		$25,000,000		$100,000
7.	Threats to Person	$	Not Covered	$	N/A
8.	Computer System	$	N/A	$	N/A
9.	Voice Initiated Funds Transfer Instruction	$	N/A	$	N/A
10.	Uncollectible Items of Deposit		$250,000		$100,000
11.	Audit Expense		$200,000		$100,000
12.	Unauthorized Signature		$25,000,000		$100,000
13.	Claims Expense		$250,000		$100,000
14.	Automated Phone System		$25,000,000		$100,000
15.	Computer Systems & Voice Instruction		$25,000,000		$100,000
16.	Destruction of Data or Programs by Hacker		$25,000,000		$100,000
17.	Destruction of Data or Programs by Virus		$25,000,000		$100,000

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-1582 (Ed. 5-98) Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 3
Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

12.	Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.	By adding to Section 1., Definitions, the following:

r.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

s.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)	of a type commonly dealt in on securities exchanges or markets, and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 1

t.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 2

FEDERAL INSURANCE COMPANY
Endorsement No.: 4
Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding the following INSURING CLAUSE:

13.	Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)	the loss is covered under the Bond, and

(2)	the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.	Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 5
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Employee as set forth in Section 1, Definitions, of the Conditions and Limitations section, is amended to include any consultants and independent contractors that have a valid contract with the ASSURED.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2322 (12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 6
To be attached to and form a part of Policy No. 81391896

_ Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

COMPUTER SYSTEMS AND VOICE INSTRUCTIONS ENDORSEMENT

(WITH INTERNET RIDER)

In consideration of the premium charged, it is agreed that:

1.	This bond is amended by adding the following additional Insuring Clause:

Computer Systems And Voice Instructions Insuring Clause

(A)	Loss resulting directly from a fraudulent:

(1)	entry of data into, or

(2)	change of data elements or programs within a “Computer System” (as defined below),

provided the fraudulent entry or change causes:

(a)	Property to be transferred, paid or delivered,

(b)	an account of the ASSURED, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the ASSURED or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)	cause the ASSURED or its agent(s) to sustain a loss, and

(b)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(c)	and further provided such voice instructions or advices:

(i)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)	were electronically recorded by the ASSURED or its agent(s).

(4)	It shall be a condition to recovery under this Computer Systems And Voice Instructions Insuring Clause that the ASSURED or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The ASSURED or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis.

Nothing, however, in this endorsement shall bar the ASSURED from recovery where no recording is available because of mechanical failure of the device used

Q09-392 (2/2009) Page 1

in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the ASSURED.

(B)	Loss resulting by reason of the ASSURED having transferred, paid, or delivered any funds or property, established any credit, debited any account or given any value on the faith of any instructions directed to the ASSURED over the Internet authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property which instructions were transmitted over the Internet directly to the ASSURED and fraudulently purport to have been sent by a customer, an office of the ASSURED or another financial institution, but which instructions were either transmitted over the Internet, without the knowledge or consent of said person, or were fraudulently modified during transmission over the Internet to the ASSURED.

2.	For purposes of this endorsement, the following terms shall apply

“Computer System” means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related “Electronic Funds Transfer Systems” (as defined below),

by which data are electronically collected, transmitted, processed, stored, and retrieved; provided that the coverage afforded pursuant to the terms of this endorsement shall apply to all Computer Systems used by the ASSURED.

“Electronic Funds Transfer System” means automated teller machines, point of sale terminals, and other similar operating systems and includes any shared networks, or other similar facilities for such systems, in which the ASSURED participates.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Computer Systems And Voice Instructions Insuring Clause:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data;

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the ASSURED to design, develop, prepare, supply service, write or implement programs for the ASSURED’S Computer System. This exclusion shall only apply to that customer’s account.

4.	The coverage afforded by this endorsement applies only to loss discovered by the ASSURED during the period this endorsement is in force.

5.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the COMPANY to involve the same individual and in that event shall be treated as one loss.

6.	The COMPANY’S maximum Limit of Liability for this Computer Systems And Voice Instructions Insuring Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.

Q09-392 (2/2009) Page 2

7.	If any loss is covered under this Insuring Clause and any other Insuring Clause or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under anyone Insuring Clause or Coverage.

8.	Coverage under this endorsement shall terminate upon termination or cancellation of the bond to which this endorsement is attached. Coverage under this endorsement may also be terminated or cancelled without cancelling the bond as an entirety:

(a)	ninety (90) days after receipt by the ASSURED of written notice from the COMPANY of its desire to terminate or cancel coverage under this endorsement, or

(b)	immediately upon receipt by the COMPANY of a written request from the ASSURED to terminate or cancel coverage under this endorsement.

The COMPANY shall refund to the ASSURED the unearned premium for this coverage under this endorsement. The refund shall be computed at short rates if this endorsement is terminated or cancelled or reduced by notice from, or at the instance of, the ASSURED.

9.	Section 7, Notice to Company-Proof-Legal Proceedings Against Company, of the Conditions and Limitations of this bond is amended by adding the following sentence:

Proof of loss resulting from voice instructions or advices covered under this bond shall include electronic recordings of such voice instructions or advices.

10.	Notwithstanding the foregoing, however, coverage afforded by this endorsement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or written by any insurer. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the ASSURED agrees to make claim for such loss under its separate Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-392 (2/2009) Page 3

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 7
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DESTRUCTION OF DATA OR PROGRAMS BY HACKER ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	The Insuring Clauses section is amended by adding the following Insuring Clause: Destruction Of Data Or Programs By Hacker Insuring Clause Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered pursuant to the terms and conditions of the Computer Systems and Voice Instructions Endorsement #6, attached to this Bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the ASSURED.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Company’s maximum Limit of Liability for this Destruction Of Data Or Programs By Hacker Insuring Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.

(2)	For purposes of this endorsement, the definition of Computer System, as set forth in Subsection 1, Definitions, of the Conditions and Limitations Section, is deleted and replaced with the following:

Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved.

(3)	For purposes of this endorsement, the following terms shall apply:

Q08-2336 (12/2008)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2336 (12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 8
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	The Insuring Clauses section is amended by adding the following Insuring Clause: Destruction Of Data Or Programs By Virus Insuring Clause Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered pursuant to the terms and conditions of the Computer Systems and Voice Instructions Endorsement #6, attached to this Bond, if such destruction or damage was caused by a computer programmer similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the ASSURED.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Company’s maximum Limit of Liability for this Destruction Of Data Or Programs By Virus Insuring Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.

(2)	For purposes of this endorsement, the definition of Computer System, as set forth in Subsection 1, Definitions, of the Conditions and Limitations Section, is deleted and replaced with the following:

Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

Q08-2337 (12/2008)

(3)	For purposes of this endorsement, the following terms shall apply:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2337 (12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 9
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DISHONEST OR FRAUDULENT ACT ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	Dishonest or fraudulent acts which meet any of the following criteria will not require notification by the ASSURED to the Company:

(i)	Acts involving values of less than $5,000 (five thousand dollars), or

(ii)	convictions involving any controlled substances as defined by federal and local law which:

(a)	occurred more than three (3) years prior to the ASSURED’S discovery; and

(b)	did not occur while employed by the ASSURED.

(2)	Any request for waiver for an Employee must include a description of the position to be held and a description of the facts and circumstances surrounding the legal infraction.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2342 (12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 10
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AUTOMATED PHONE SYSTEM ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1)	The Insuring Clauses section is amended by adding the following Insuring Clause:

Automated Phone System Insuring Clause

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (hereinafter “APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this Insuring Clause the ASSURED shall maintain and follow all APS Designated Procedures with respect to APS Transactions. The isolated failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Automated Phone System Insuring Clause subject to the exclusions herein and in this Bond.

(2)	For purposes of this endorsement, the following terms shall apply:

Automated Phone System or APS means an automated system which receives and converts to executable instructions transmissions over the telephone through use of a touch-tone keypad or other tone system or voice recognition system, and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

APS Election means any election concerning various account features available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an account with the same tax identification number and same ownership-type code of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an Individual caller through use of a telephone keypad or voice recognition system.

Q08-2343 (12/2008)

APS Designated Procedures means all of the following procedures:

(1)	Election in Application No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected to permit Telephone Redemptions.

(2)	Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)	Identity Test: The caller in any request for an APS Transaction, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number (“PIN”). It is proposed that in addition to this procedure, a customer may:

(a)	begin by saying or pressing his/her account number, then say or press his/her PIN, or

(b)	begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly, say name of fund or account number (or press account number) .

(c)	Limited attempts to Enter PIN: If the caller fails to enter a correct PIN within (3) three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(d)	Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the ASSURED’S next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(e)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Shareholder Services Group, Inc., accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

(3)	With respect to the coverage afforded pursuant to the Automated Phone Systems Insuring Clause, this Bond does not directly or indirectly cover any loss resulting from:

(1)	the redemption of shares, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, or (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds; or

(2)	the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee. In either case at least thirty (30) days prior to such redemption, or (ii) designated, or (iii) verified by any other procedures, if such procedures are stated below in this Endorsement; or

(3)	the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholders designated bank account of record; or

(4)	the intentional failure to adhere to one or more APS Designated Procedures.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2343 (12/2008)

Q08-2343 (12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 11
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

TELEFACSIMILE TRANSMISSIONS COVERAGE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1)	The Insuring Clauses section is amended by adding the following Insuring Clause: Telefacsimile Transmissions Insuring Clause

Loss resulting by reason of the ASSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value on the faith of any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directly to the ASSURED authorizing or acknowledging the transfer, payment, or delivery of funds or property, establishment of credit, debiting of an account or the giving of value by the ASSURED, which Telefacsimile instructions:

(i)	fraudulently purport to have been sent by such customer or financial institution but which Telefacsimile Instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

(2)	The coverage afforded by this endorsement applies only to loss discovered by the ASSURED during the period this endorsement is in force. The first sentence of Subsection 6, Discovery, of the Conditions and Limitations section of this Bond does not apply to this Telefacsimile Transmissions Insuring Clause.

(3)	The Company’s maximum Limit of Liability for this Telefacsimile Transmissions Insuring Clause is $25,000,000, which is part of $45,000,000, and is subject to a deductible of $100,000, which applies to each and every loss.

(4)	Coverage under this endorsement shall terminate upon termination or cancellation of this Bond to which this endorsement is attached, and coverage under this endorsement may also be terminated or canceled without canceling the Bond as an entirety:

(i)	ninety (90) days after receipt by the ASSURED of written notice from the Company of its desire to terminate or cancel coverage under this endorsement, or

(ii)	immediately upon receipt by the Company of a written request from the ASSURED to terminate or cancel coverage under this endorsement.

(5)	For purposes of this endorsement, the following terms shall apply:

“Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWX, or similar means of communication or through Electronic Communication System or through an Automated Clearing House. “Forged Signature” means the handwritten signing of the name of another genuine person or the use of a copy of his signature without authority and with intent to cause the ASSURED to sustain a loss and to obtain financial benefit; it does not include the signing in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

Q08-2346(12/2008)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2346(12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 12
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AMEND EXTENDED FORGERY INSURING CLAUSE ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended by deleting paragraph b. of Insuring Clause 5, Extended Forgery, and replacing it with the following:

b.	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or other obligation upon or in connection with any Securities, documents or other written instructions; or purportedly guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement, or other obligation upon or in connection with any Securities, documents or other written instructions which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the ASSURED which was lost, stolen or counterfeited and for which loss the ASSURED is legally liable.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2348(12/2008)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 13
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

CANCELLATION NOTICE ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.	The COMPANY will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange located at 11 Wall Street, New York, NY 10005, is to be notified promptly concerning the cancellation, termination or substantial modification of the attached bond, whether at the request of the ASSURED or the COMPANY, and will use its best efforts to so notify said Department, but failure to so notify said Department shall not impair or delay the effectiveness of any such cancellation, termination or modification.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as stated above.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-123 (1/2009)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 14
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY
Endorsement No: 15
Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13., Termination, the following:

“Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.	Nonpayment of premium;

2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY’S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’S policyholders, creditors or the public;

8.	Such other reasons that are approved by the Commissioner;

9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.	Substantial breaches of contractual duties, conditions or warranties; or

11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED’S agent or broker, if any.

Such notice shall contain all of the following:

a.	Bond Number:

b.	Date of Notice;

c.	Reason for Cancellation;

d.	Expiration Date of the Bond;

e.	Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 3

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 16
To be attached to and form a part of Policy No. 81391896

_ Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AMEND TERMINATION SECTION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 13, Termination, of the Conditions and Limitations of this bond is amended as follows:

1.	The first two paragraphs are deleted and replaced with the following:

The COMPANY may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to ninety (90) days after the receipt of such written notice by Legal Department of fund and/or sponsor and/or the Risk Management Department of each Investment Company named as ASSURED and the Securities and Exchange Commission, Washington, D.C. The ASSURED may terminate this bond as an entirety by furnishing written notice to the COMPANY. When the ASSURED cancels, the ASSURED shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to ninety (90) days before the effective date of the termination. The COMPANY shall notify all other Investment Companies named as ASSURED of the receipt of such termination notice and the termination cannot be effective prior to ninety (90) days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

2.	The last paragraph is deleted and replaced with the following:

The COMPANY may terminate coverage as respects any Employee ninety (90) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q09-393 (2/2009)

FEDERAL INSURANCE COMPANY
Endorsement No.: 17
Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AUTOMATIC ACQUISITION DOLLAR THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

C.	Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice To Company

If the, ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)	occurred or will occur on premises,

(2)	been caused or will be caused by an employee, or

(3)	arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.	on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.	the assets shall not exceed 1,000,000,000,

ii.	there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.	the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

ICAP Bond

Form 17-02-6246 (Ed. 3-04) Page 1

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a Single Loss fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a Single Loss must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-6246 (Ed. 3-04) Page 2

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 18
To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:

(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

FEDERAL INSURANCE COMPANY
Rider No.: 19
Bond Number: 81391896

Name of Insured: MASSACHUSETTS FINANCIAL SERVICES COMPANY

It is agreed that:

1.	“Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.	If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

SR 6145b

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.	This rider is effective as of 12:01 a.m. on November 1, 2008.

Accepted:

Date: March 10, 2009

ERISA RIDER

TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.

SR 6145b

FEDERAL INSURANCE COMPANY Endorsement No.: 20 Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.	Discovery

This Bond applies only to loss first discovered by the Risk Management Department or Department of General Counsel of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Risk Management Department or Department of General Counsel of the ASSURED being aware of:

a.	facts which may subsequently result in a loss of a type covered by this Bond, or

b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 10, 2009

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: November 1, 2008	FEDERAL INSURANCE COMPANY Endorsement/Rider No. 21 To be attached to and form a part of Bond No. 81391896

Issued to: MASSACHUSETTS FINANCIAL SERVICES COMPANY

CO-SURETY ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to this endorsement:

(1)	The following terms shall have the following meanings:

Controlling Company means Federal Insurance Company

Company means, unless otherwise specified, each insurance company, including the Controlling Company, executing this endorsement.

Companies means, unless otherwise specified, all of the insurance companies, including the Controlling Company, executing this endorsement.

(2)	The following is added to Subsection 5, Limit of Liability/Non -Reduction and Non-Accumulation of Liability, of the Conditions and Limitations section:

Each Company shall be liable only for such portion of each loss as underwritten by such Company, as specified in this Endorsement, but in no event shall any Company be liable for an amount greater than that underwritten by it.

(3)	The following is added to Subsection 7, Notice to Company – Proof - Legal Proceedings Against the Company, of the Conditions and Limitations section:

In the absence of a request from any Company to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all Companies. In the absence of a request from any Company that notice of loss and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

(4)	The following is added to Subsection 13, Termination, of the Conditions and Limitations section:

The Controlling Company may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any Employee or ASSURED, and any notice so given shall terminate the liability of all Companies as an entirety or as to such Employee or ASSURED, as the case may be. Any Company other than the Controlling Company may give notice in accordance with the terms of this Bond, terminating the entire liability of such other Company under this Bond or as to any person or entity.

In the absence of a request from any Company that notice of termination by the ASSURED of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The ASSURED may terminate the entire liability of any Company, under this Bond by giving notice of such termination to that Company and by sending a copy of such notice to the Controlling Company.

Q08-2344(12/2008)

In the event of the termination of this Bond as an entirety, no Company shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the percentage underwritten by that Company.

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.

(5)	It is agreed that the execution by the Controlling Company of the Declarations and all endorsements shall constitute execution by all Companies signing this endorsement.

(6)	The following section is added:

Claims Control

The Controlling Company shall investigate, adjust and settle all claims arising under this Bond on behalf of all Companies. However, the Controlling Company shall not settle any claim which is considered binding on behalf of each Company individually for its proportion of any loss, without the prior written consent of each Company, which consent shall not be unreasonably withheld. The Companies shall be entitled to any and all particulars of any such claim and the Controlling Company shall provide each Company with prompt notice of any significant changes in the status or development of any claim, including reserve changes and settlement negotiations.

In no event shall the Controlling Company be liable for more than its proportionate share of loss as stated in this endorsement. The Companies shall be liable for their proportionate share of allocated loss expense incurred by the Controlling Company associated with any claim made under the Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Q08-2344(12/2008)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”) . Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

FEDERAL INSURANCE COMPANY Endorsement No.: 22 Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 21 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 27, 2009

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY Endorsement No.: 23 Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

CO-SURETY ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to this endorsement:

(1)	The following terms shall have the following meanings:

Controlling Company means Federal Insurance Company

Company means, unless otherwise specified, each insurance company, including the Controlling Company, executing this endorsement.

Companies means, unless otherwise specified, all of the insurance companies, including the Controlling Company, executing this endorsement.

(2)	The following is added to Subsection 5, Limit of Liability/Non -Reduction and Non-Accumulation of Liability, of the Conditions and Limitations section:

Each Company shall be liable only for such portion of each loss as underwritten by such Company, as specified in this Endorsement, but in no event shall any Company be liable for an amount greater than that underwritten by it.

(3)	The following is added to Subsection 7, Notice to Company – Proof - Legal Proceedings Against the Company, of the Conditions and Limitations section:

In the absence of a request from any Company to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all Companies. In the absence of a request from any Company that notice of loss and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

(4)	The following is added to Subsection 13, Termination, of the Conditions and Limitations section:

The Controlling Company may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any Employee or ASSURED, and any notice so given shall terminate the liability of all Companies as an entirety or as to such Employee or ASSURED, as the case may be.

Any Company other than the Controlling Company may give notice in accordance with the terms of this Bond, terminating the entire liability of such other Company under this Bond or as to any person or entity.

In the absence of a request from any Company that notice of termination by the ASSURED of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The ASSURED may terminate the entire liability of any Company, under this Bond by giving notice of such termination to that Company and by sending a copy of such notice to the Controlling Company.

In the event of the termination of this Bond as an entirety, no Company shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the percentage underwritten by that Company.

Q08-2344 (12/2008)

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.

(5)	It is agreed that the execution by the Controlling Company of the Declarations and all endorsements shall constitute execution by all Companies signing this endorsement.

(6)	The following section is added:

Claims Control

The Controlling Company shall investigate, adjust and settle all claims arising under this Bond on behalf of all Companies. However, the Controlling Company shall not settle any claim which is considered binding on behalf of each Company individually for its proportion of any loss, without the prior written consent of each Company, which consent shall not be unreasonably withheld. The Companies shall be entitled to any and all particulars of any such claim and the Controlling Company shall provide each Company with prompt notice of any significant changes in the status or development of any claim, including reserve changes and settlement negotiations.

In no event shall the Controlling Company be liable for more than its proportionate share of loss as stated in this endorsement. The Companies shall be liable for their proportionate share of allocated loss expense incurred by the Controlling Company associated with any claim made under the Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a SINGLE LOSS LIMIT OF LIABILITY of $25,000,000	FEDERAL INSURANCE COMPANY Controlling Company CHUBB & SON A division of Federal Insurance Company Manager

Date: March 27, 2009

Underwritten for a SINGLE LOSS LIMIT OF LIABILITY of $20,000,000	ICI Mutual Insurance Company

By
Authorized Representative

Q08-2344 (12/2008)

FEDERAL INSURANCE COMPANY Endorsement No.: 22 Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 21 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

FEDERAL INSURANCE COMPANY Endorsement No.: 23 Bond Number: 81391896

NAME OF ASSURED: MASSACHUSETTS FINANCIAL SERVICES COMPANY

CO-SURETY ENDORSEMENT

In consideration of the premium charged, it is agreed that with respect to this endorsement:

(1)	The following terms shall have the following meanings:

Controlling Company means Federal Insurance Company

Company means, unless otherwise specified, each insurance company, including the Controlling Company, executing this endorsement.

Companies means, unless otherwise specified, all of the insurance companies, including the Controlling Company, executing this endorsement.

(2)	The following is added to Subsection 5, Limit of Liability/Non-Reduction and Non-Accumulation of Liability, of the Conditions and Limitations section:

Each Company shall be liable only for such portion of each loss as underwritten by such Company, as specified in this Endorsement, but in no event shall any Company be liable for an amount greater than that underwritten by it.

(3)	The following is added to Subsection 7, Notice to Company - Proof - Legal Proceedings Against the Company, of the Conditions and Limitations section:

In the absence of a request from any Company to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all Companies. In the absence of a request from any Company that notice of loss and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

(4)	The following is added to Subsection 13, Termination, of the Conditions and Limitations section:

The Controlling Company may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any Employee or ASSURED, and any notice so given shall terminate the liability of all Companies as an entirety or as to such Employee or ASSURED, as the case may be.

Any Company other than the Controlling Company may give notice in accordance with the terms of this Bond, terminating the entire liability of such other Company under this Bond or as to any person or entity.

In the absence of a request from any Company that notice of termination by the ASSURED of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate the liability of all Companies as an entirety. The ASSURED may terminate the entire liability of any Company, under this Bond by giving notice of such termination to that Company and by sending a copy of such notice to the Controlling Company.

In the event of the termination of this Bond as an entirety, no Company shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the percentage underwritten by that Company.

Date: March 27, 2009

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

Q08-2344 (12/2008)

In the event of the termination of this Bond as to any Company, such Company alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached Bond as to any Company other than the Controlling Company shall not terminate or otherwise affect the liability of the other Companies under this Bond.

(5)	It is agreed that the execution by the Controlling Company of the Declarations and all endorsements shall constitute execution by all Companies signing this endorsement.

(6)	The following section is added:

Claims Control

The Controlling Company shall investigate, adjust and settle all claims arising under this Bond on behalf of all Companies. However, the Controlling Company shall not settle any claim which is considered binding on behalf of each Company individually for its proportion of any loss, without the prior written consent of each Company, which consent shall not be unreasonably withheld. The Companies shall be entitled to any and all particulars of any such claim and the Controlling Company shall provide each Company with prompt notice of any significant changes in the status or development of any claim, including reserve changes and settlement negotiations.

In no event shall the Controlling Company be liable for more than its proportionate share of loss as stated in this endorsement. The Companies shall be liable for their proportionate share of allocated loss expense incurred by the Controlling Company associated with any claim made under the Bond.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a SINGLE LOSS LIMIT OF LIABILITY of $25,000,000	FEDERAL INSURANCE COMPANY Controlling Company CHUBB & SON A division of Federal Insurance Company Manager

Date: March 27, 2009

Underwritten for a SINGLE LOSS LIMIT OF LIABILITY of $20,000,000	ICI Mutual Insurance Company

By	/S/ Catherine Dalton
Authorized Representative

Q08-2344 (12/2008)

40 Wall Street, New York, NY 10005

April 13, 2009

Jessica Thayer

Marsh USA, Inc.

99 High Street

Boston, MA 02110

Re:	Massachusetts Financial Services Company
Mutual Fund Bond
Policy Number 169931271
Expiration Date: 11/01/2009

Dear Ms. Thayer,

We are pleased to enclose Policy Number 169931271 for Massachusetts Financial Services Company. We trust that this policy meets with the specifications outlined in our quotation. Please review it carefully to confirm this. Should you detect any problem, please contact me as soon as possible.

If commissions or other compensation are payable hereunder, Insurance Producer will comply with all applicable federal and state laws, rules, regulations and/or orders governing disclosure by an agent, broker or producer to an insured or prospective insured of commissions or other compensation.

We appreciate the opportunity to do business with Massachusetts Financial Services Company and with you. If you should have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Gilson Archondo

Underwriting Specialist

Phone: (212) 440-3521

Fax: (212) 440-3700

Gilson.archondo@cna.com

GA/sp

Policy Transaction Invoice

Producer:	Customer:

Jessica Thayer Marsh USA Inc. 99 High Street Boston, MA 02110 (617) 385-0542	Massachusetts Financial Services Company 500 Boylston St Boston, MA 02116

Producer Number: 718055	Customer Number: 314293

Continental Insurance Company hereby submits the following Statement for Policy # 169931271 for Massachusetts Financial Services Company Policy Period: From 11/01/2008 to 11/01/2009.

Policy Effective Date	Gross Premium	Commission 0.00% (MFB)	Counter- Signature Fee	Total Taxes	Total Surcharges	Amount Due
11/1/2008	$38,113.00	$0.00	$0.00	$0.00	$0.00	$38,113.00

*	Please return a copy of this invoice with your payment due 30 days after Policy Effective Date to:

CNA

CCC Financial Markets

23825 Network Place

Chicago, IL 60673-1238

Please do not send this payment to any other CNA payment site.

Any questions regarding your account please call

CNA Financial Insurance

Phone: (212) 440-3521

Fax:     (212) 440-3700

This amount will also appear on the CNA monthly statement for this producer number.

04/13/2009

Declarations

EXCESS INSURANCE POLICY

CUSTOMER NUMBER		DATE ISSUED
314293		04/13/2009

POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.
169931271	Continental Insurance Company (herein called ‘Underwriter’)	718055

NAMED INSURED AND ADDRESS		PRODUCER NAME AND ADDRESS

Item 1. Massachusetts Financial Services Company (herein called ‘Insured’) 500 Boylston St Boston, MA 02116		Marsh USA Inc. Jessia Thayer 99 High Street Boston, MA 02110

Item 2.	Policy Period: from 12:01 a.m. on 11/1/2008 to 12:01 a.m. on 11/1/2009 standard time.

Item 3.	Single Loss Limit of Liability: $15,000,000

Item 4.	Underlying Insurance:

Primary Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
Federal Insurance Company	81391896	$25,000,000 part of $45,000,000	$100,000
ICI Mutual Insurance Company	87067108B	$20,000,000 part of $45,000,000

Excess Underlying Insurer	Policy Number	Single Loss Limit of Liability	Deductible
N/A

Item 5.	Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines

                                                                                                        Fidelity Bonding

                                                                                                        40 Wall Street

                                                                                                        New York, NY 10005

Item 6.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

GSL12552XX	Ed. 03/09	Amend Drop Down Provision
GSL12553XX	Ed. 03/09	Amend Cancellation Endorsement

Item 7.	The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancelation to be effective as of the time this policy becomes effective.

G-131502-A

Ed. 6/98

Declarations

EXCESS INSURANCE POLICY

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter.

By		Countersigned by
	Attorney-in-fact		Authorized Representative

Authorized Representative

G-131502-A

Ed. 6/98

EXCESS FIDELITY BOND

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

INSURING AGREEMENT

The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

GENERAL AGREEMENTS

1. NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS

At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

CONDITIONS AND LIMITATIONS

1. UNDERLYING COVERAGE

This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

2. DROP DOWN PROVISION

If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer’s Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

GSL1219NA Ed. 11-06	Page 1 of 3

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.

3. AGGREGATE LIMIT OF LIABILITY

The Underwriter’s total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

4. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

5. CANCELLATION

This policy cancels in its entirety upon the earliest occurrence of any of the following:

a.	60 days after the receipt by an Insured of a written notice from the Underwriter of its decision to cancel this policy;

b.	immediately upon the receipt by the Underwriter of a written notice from the Insured of its decision to cancel this policy;

c.	immediately upon the appointment of a trustee, receiver, or liquidator of any Insured, or the taking over of any Insured by State or Federal officials;

d.	immediately upon the dissolution or takeover of an Insured;

e.	immediately upon the exhaustion of the Aggregate Limit of Liability;

f.	immediately upon the expiration of the Policy Period; or

g.	immediately upon the cancellation, termination or non-renewal of the Primary Underlying Insurance.

6. CONFORMITY

If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

7. CHANGE OR MODIFICATION

This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.

Secretary	Chairman of the Board

GSL1219NA Ed. 11-06	Page 2 of 3

AMEND DROP DOWN PROVISION

In consideration of the premium charged, it is agreed and understood that CONDITIONS AND LIMITATIONS paragraph 2. DROP DOWN PROVISION is deleted in its entirety and replaced with the following:

The coverage provided by this Policy shall attach only after the Underlying Insurer(s) or the Insured shall have made actual payment for loss in legal currency that exhausts the Underlying Insurance Aggregate Limit of Liability. The Underlying Insurance Aggregate Limit of Liability shall be reduced by actual payments in legal currency for loss made by the Underlying Insurer(s) or the Insured. Provided, however, that this Policy shall only apply to loss in excess of the Primary Insurer’s Deductible/Retention Amount.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL12552XX (3-09)	Policy No:	169931271
Page 1	Endorsement No:	1
	Effective Date:
Insured Name: Massachusetts Financial Services Company
© CNA All Rights Reserved.

AMEND CANCELLATION ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that the Policy is amended as follows:

1.	CONDITIONS AND LIMITATIONS paragraph 5. CANCELLATION subparagraph a. is deleted in its entirety and replaced with the following:

The Underwriter may only cancel this policy for non-payment of premium.

2.	CONDITIONS AND LIMITATIONS paragraph 5. CANCELLATION subparagraphs c. through g. are deleted in their entirety.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL12553XX (3-09)	Policy No:	169931271
Page 1	Endorsement No:	2
	Effective Date:
Insured Name: Massachusetts Financial Services Company
© CNA All Rights Reserved.

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: FS 359-73-54 - 00

Name and Address of Insured:	Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b)	for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier’s (s) liability.

(c)	We are not following any sublimited Coverage including but not limited to Stop Payment, Uncollectible Items of Deposit, Audit Expense, Claims Expense.

ITEM 1.	BOND PERIOD: from 12:01 a.m. on 11/01/2008 to 12:01 a.m. on 11/01/2009

                                                                               (inception)                             (expiration)

ITEM 2.	LIMIT OF LIABILITY AT INCEPTION: $20,000,000

ITEM 3.	UNDERLYING COVERAGE:

A) LEAD PRIMARY CARRIER:	Federal Insurance Company
LIMIT:	$25,000,000 part of $45,000,000 and $100,000 deductible.
BOND NUMBER/FORM:	81391896 Financial Institution Investment Company Asset
Protection Bond (17-02-1421)
BOND PERIOD:	11/01/2008 – 11/01/2009

B) QUOTA SHARE PRIMARY CARRIER:	ICI Mutual Insurance Company
LIMIT:	$20,000,000 part of $45,000,000 and a $100,000 deductible.
BOND NUMBER/FORM:	tbd/ Follow Form with Lead Carrier
BOND PERIOD:	11/01/2008 – 11/01/2009

C) 1st EXCESS:	Continental Insurance Company
LIMIT:	$15,000,000 each and every loss limit of liability and excess of the underlying $45,000,000 each and every loss limit of liability and a deductible of $100,000.
BOND NUMBER:	169931271
BOND PERIOD:	11/01/2008 – 11/01/2009

ITEM 4.	Coverage provided by this Bond is subject to the following attached Rider(s): Rider No. 1

ITEM 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. FS 554-47-26 - 02, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this              day of                     , 2009.

THE GREAT AMERICAN INSURANCE COMPANY

By:
(Attorney-in-Fact)

Excess Follow Form Certificate

10/2007 ed.

EXHAUSTION OF UNDERLYING LIMITS AGREEMENT

RIDER/ENDORSEMENT NO. 1

To be attached to and form part of Excess Follow Form:

Bond No. FS 359-73-54 - 00

in favor of Massachusetts Financial Services Company

It is agreed that:

1.	Item (b) of the attached preamble is amended to read as follows:

“for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier’s liability, except when the Underlying Carrier is unable to pay due to the Underlying Carrier’s own insolvency or where the Underlying Carrier in good faith, settles a claim made by the Insured as a result of a covered loss for less than the expressed limit of liability of the Underlying Carrier that is applicable to the covered loss.”

2.	In either the case of insolvency or for which a good faith settlement is made by the Underlying Carrier as respects a covered loss sustained by the Insured, the Insured’s loss that is in excess of what should be paid by the Underlying Carrier in insolvency or that which is in excess of a good faith settlement that is made by the Underlying Carrier, shall be treated as self-insured and the Insured may make claim for the excess amount as per the Limit of Liability described in Item 2 of the Declarations of the attached Follow Form.

3.	All other Terms and Conditions of the Policy remain unchanged.

4.	This Rider/Endorsement is effective as of 12:01 a.m. on 11/01/2008 standard time as specified in the attached Bond/Policy.

Home Offices P.O. Box 1227 Baltimore, MD 21203	EXCESS BOND

☒  Fidelity and Deposit Company of Maryland

☐  Colonial American Casualty and Surety Company

(stock insurance company, herein called Underwriter)

Bond No.	FIB 0005919 05

DECLARATIONS

ITEM 1.	Name of Insured: Massachusetts Financial Services Company

Principal Address:	500 Boylston Street
No. Street
Boston, MA 02116

ITEM 2.	Bond Period: from 12:01 a.m. on 11/01/08 to 12:01 a.m. on 11/01/09 at the address of the Insured stated above.

                                                                       (Month, Day, Year)             (Month, Day, Year)

ITEM 3.	Aggregate Limit of Liability	$10,000,000	Aggregate Limit of Liability of the Underwriter for the Bond Period for all loss arising from claims other than those claims for Uncollectible Items of Deposit, Audit Expense and Claims Expense (as such terms are defined or used in the Primary Bond)

ITEM 4.	Schedule of Underlying Bonds:

a.	Primary Bond

Underwriter	Bond No.	Limit	Deductible
Federal Insurance Company	8139189G	$25,000,000 part of $45,000,000	$100,000

ICI Mutual Insurance Company	87067108B	$20,000,000 part of $45,000,000	$100,000
b. Other Bonds:

Underwriter	Bond No.	Limit	Deductible
Continental Insurance Company	169931271	$15,000,000

Great American Insurance Company	FS 359-73-54-00	$20,000,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

            Rider 1, Rider 2

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0005919 04 such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.	INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 5. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.	DEFINITIONS

As used in this bond:

(a)	Insured means those organizations covered under the bond immediately underlying this bond.

(b)	Primary Bond means the bond scheduled in Item 5.a. of the Declarations.

(c)	Underlying Bond means all those bonds scheduled in Item 5. of the Declarations and any bonds replacing them, but Underlying Bond does not include Uncollectible Items of Deposit, Audit Expense and Claims Expense] or any replacement thereof.

3.	MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 5. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.	CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 1 of 2

7.	SUBROGATION—RECOVERIES

In that this bond is excess coverage, the Insured’s and the Underwriter’s right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured’s rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.	NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)	in the event of the cancelation of any Underlying Bond;

(b)	of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)	of any alteration of any provisions of any Underlying Bond;

(d)	of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.	ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.	BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.	TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 5. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest	By

Secretary	President

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 2 of 2

Shaved Limits – Rider 1

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0005919 05                                                          Effective Date 11-01-08

BOND CHANGES

In consideration of the payment of the premium charged:

A.	Section 4. EXHAUSTION OF UNDERLYING LIMIT(S) is deleted and replaced by the following:

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

For purposes of this bond, the limit(s) of liability of the Underlying Bond will be considered to be depleted as the result of payment by the Underwriter of losses covered by the Underlying Bond or, with the prior written consent of the Underwriter, payment by the Insureds of losses covered by the Underlying Bond.

In the event of the depletion of the limit(s) of liability of the Underlying Bond, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such Underlying Bond.

In the event of the exhaustion of all the limit(s) of liability of such Underlying Bond solely as the result of payment of losses covered thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as primary insurance and any retention specified in the Primary Bond shall be imposed under this bond as to each claim made; otherwise no retention shall be imposed under this bond.

B.	Section 5. AGGREGATE LIMIT OF LIABILITY is deleted and replaced by the following:

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Insurer for the Bond Period.

In the event that payment by the Insureds of losses covered by the Underlying Bond depletes the limit(s) of liability of the Underlying Bond, the limit of liability of the Underwriter shall be reduced by the percentage that the amount of payment by the Insureds bears to the limit(s) of liability of the Underlying Bond.

C.	Section 8. NOTICE is deleted and replaced by the following:

8.	NOTICE

The Underwriter shall be given notice as soon as practicable:

1.	in the event of the cancellation of any Underlying Bond,

2.	of any claim or situation that could give rise to a claim under any Underlying Bond,

3.	of any alteration of any provisions of any Underlying Bond,

4.	of any additional or return premiums charged or allowed in connection with any Underlying Bond, and

5.	in the event that the Insureds intend to make a payment of losses covered by the Underlying Bond.

Such notice shall be given in writing to the Underwriter as set forth in Item 5. of the Declarations.

M-XXX (M/Y)

Rider 2

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0005919 05                                                          Effective Date 11-01-08

BOND CHANGES

In consideration of the payment of the premium charged:

The first paragraph of Section 10. BOND TERMINATION OR CANCELATION is deleted and replaced by the following:

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. The Underwriter may only cancel this bond for non-payment of premium.

M-XXX (M/Y)

THE HARTFORD
UNIVERSAL EXCESSTM POLICY	00 FI 0246511-08
POLICY NUMBER

TWIN CITY FIRE INSURANCE CO., a stock insurance company, herein called the Insurer

• Agency Code, Name & Address:

80289
MARSH USA INC.
99 HIGH STREET
BOSTON, MA 02110

NOTICE:	THIS IS A CLAIMS MADE POLICY. EXCEPT AS MAY BE OTHERWISE PROVIDED HEREIN, THE COVERAGE OF THIS POLICY IS LIMITED TO LIABILITY FOR ACTS COVERED BY UNDERLYING INSURANCE (ITEM D.) FOR WHICH CLAIMS ARE FIRST MADE AGAINST THE INSURED(S) WHILE THE POLICY IS IN FORCE. THIS POLICY DOES NOT PROVIDE FOR THE UNDERWRITERS TO DEFEND THE INSURED, AND ANY DEFENSE COSTS AND OTHER CLAIM EXPENSE COVERED UNDER THE POLICY IS PART OF AND NOT IN ADDITION TO THE LIMIT OF LIABILITY. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

DECLARATIONS

ITEM A.	Name of Insured: (hereinafter called the “Insured”) Massachusetts Financial Services Company dba MFS Investment Management, Inc.	Address of Insured: 500 Boylston Street Boston, MA 02116

ITEM B.	Policy Period: From 12:01 a.m. on 11/01/2008 To 12:01 a.m. on 11/01/2009
(Standard Time at the address stated in Item A)

ITEM C.	LIMIT OF LIABILITY: See Form # UE00H07500 Aggregate each Policy Period, Including claim expense.

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE:

(1) Primary Policy: See Form # UE00H07500

Company: See Form # UE00H07500

Policy Number:

Limit of Liability:

(2) Underlying Excess Policy(ies): See Form # UE00H07500

ITEM E.	ENDORSEMENTS EFFECTIVE AT INCEPTION: See Form GU207 (Schedule of Endorsements)

ITEM F.	TERMINATION OF PRIOR POLICY(IES): 00 FI 0246511-07

ITEM G.	DISCOVERY CLAUSE:

(1) Additional Premium: Per Primary Policy

(2) Additional Period: Per Primary Policy

ITEM H.	POLICY PERIOD PREMIUM: $17,000

/s/ David Castillo	3/13/09
David Castillo, Authorized Representative	Date

UE 00 H001 00 1004	© 2003, The Hartford	Page 1 of 1

The Hartford

UNIVERSAL EXCESSTM POLICY

I.	INSURING AGREEMENT

The Insurer designated in the Declarations (a Stock Insurance Company herein called the “Underwriters”), in consideration of the payment of the premium and in reliance upon any application, materials or information made available by or on behalf of the Insured(s) to the Underwriters during the application or proposal process, and subject to all of the terms, conditions and exclusions of this policy, agrees with the Insured(s) as follows:

The Underwriters shall provide the Insured(s) with insurance during the Policy Period which is in excess of the total limits of liability and any retention/deductible under all Underlying Insurance, as set forth in Item D of the Declarations, whether collectible or not.

II.	LIMIT OF LIABILITY

A.	It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the “Underlying Insurance”) or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B.	In the event of the reduction or exhaustion of the aggregate limits of liability under the Primary and Underlying Excess Policy(ies) by reason of losses paid thereunder for claims first made while this policy is in force, this policy shall:

(1)	in the event of such reduction, continue in force excess of the reduced Primary and Underlying Insurance; or

(2)	in the event of exhaustion, continue in force as primary insurance, subject to the Underwriters’ Limit of Liability and to the other terms, conditions and exclusions of this policy,

provided always that in the latter event this policy shall only pay excess of the retention/deductible applicable to such primary insurance as set forth in the Primary Policy, which shall be applied to any subsequent loss in the same manner specified in such primary insurance. Notice of exhaustion of Underlying Insurance shall be given the Underwriters upon such exhaustion. Nothing herein shall be construed to provide for any duty on the part of the Underwriters to defend any Insured or to pay defense or any claim expenses in addition to the Limit of Liability set forth in Item C of the Declarations.

C.	If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. However, any such claim shall be recognized under this policy solely for purposes of reducing or exhausting, to any extent, the Underlying Insurance.

III.	PRIMARY AND UNDERLYING INSURANCE

A.	This policy is subject to the same warranties, terms, conditions, definitions, exclusions and endorsements (except as regards the premium, the amount and limits of liability, and duty to defend, and except as otherwise provided herein) as are contained in or as may be added to the Primary Policy, together with all the warranties, terms, conditions, exclusions and limitations contained in or added by endorsement to any Underlying Excess Policy(ies). In no event shall this policy grant broader coverage than is provided by the most restrictive Primary or Underlying Excess Policy(ies).

B.	It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force except for any reduction of the aggregate limits contained therein (as provided for in Section II., B. above).

C.	Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

IV.	COSTS, CHARGES, EXPENSES AND COOPERATION

A.	No costs, charges or expenses for investigation or defense of claims shall be incurred, or settlements made, without the Underwriters’ written consent, such consent not to be unreasonably withheld; however, in the event of such consent being given, the Underwriters will pay, subject to the provisions of Section II., such costs, settlements, charges or expenses.

UE 00 H002 00 1004	© 2004, The Hartford	Page 1

B.	The Underwriters may, at their sole option, elect to participate in the investigation, settlement or defense of any claim even if the Underlying Insurance has not been exhausted. The Insured(s) shall, as a condition precedent to their rights under this policy, give to the Underwriters all information and cooperation as the Underwriters may reasonably require and shall do nothing that may prejudice the Underwriters’ position or its potential or actual rights of recovery.

V.	GENERAL CONDITIONS

A.	Definitions

1.	Insured(s) means those individuals and/or entities insured under the Underlying Insurance.

2.	Primary Policy means the policy scheduled in Item D(1) of the Declarations.

3.	Underlying Excess Policy(ies) means the policy(ies) scheduled in Item D(2) of the Declarations.

4.	Underlying Insurance means all those policies scheduled in Item D of the Declarations.

5.	Policy Period means the period set forth in Item B of the Declarations, subject to prior cancellation pursuant to Section V. C.

B.	Discovery Clause

If the Insured(s) elect and are granted a discovery period or extended reporting period under the Underlying Insurance, then the Insured(s) shall have the same ability to elect a discovery period or extended reporting period under this policy by: (i) satisfying the conditions as set forth in the Underlying Insurance; and (ii) paying the additional premium set forth in Item G(1) of the Declarations. If elected, the discovery period or extended reporting period shall be for the period of time set forth in Item G(2) of the Declarations.

C.	Cancellation Clause

The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. The Underwriter may not otherwise cancel this policy. This policy may be cancelled by the Insured(s) in accordance with the conditions of the Underlying Insurance. If the policy shall be cancelled by the Insured(s), the Underwriters shall retain the customary short rate proportion of the premium hereon.

D.	Termination of Prior Policy(ies)

The taking effect of this policy shall terminate, if not already terminated, the policy(ies) specified in Item F of the Declarations.

E.	Notice

The Underwriters shall be given notice in writing as soon as practicable: (a) in the event of the cancellation or non-renewal of any Underlying Insurance; and (b) of any additional or return premiums charged or paid in connection with any Underlying Insurance.

Any changes in coverage in the Underlying Insurance or any changes in the Insured(s) that would require notice under the Underlying Insurance shall be reported to the Underwriters as soon as practicable and the Insured(s) shall, upon request, furnish the Underwriters with copies of such changes. The Underwriters shall not be subject to such changes without the Underwriter’s consent, such consent not to be unreasonably withheld.

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at 2 Park Ave, 5th Floor, New York, NY 10016, ATTN: Hartford Financial Products Claims Division [Fax # (917) 464-5972], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

UE 00 H002 00 1004	© 2004, The Hartford	Page 2

105

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

TWIN CITY FIRE INSURANCE COMPANY

HOME OFFICE - INDIANAPOLIS, INDIANA

ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT

(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)

/s/ Richard G. Costello	/s/ David Zwiener
Richard G. Costello, Secretary	David Zwiener, President

RN 00 N026 00 0593

ILBP 83 01 05 89 RN

ENDORSEMENT NO: 1

This endorsement, effective 12:01 am,	11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY AMEND DECLARATIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that the DECLARATIONS is amended as follows:

NOTICE is deleted and replaced with the following:

NOTICE:	THE COMPANY AGREES WITH THE INSURED NAMED BELOW THAT THE COVERAGE AFFORDED BY THIS POLICY SHALL FOLLOW ALL OF THE TERMS AND CONDITIONS OF THE PRIMARY COVERAGE LISTED IN THE SCHEDULE OF UNDERLYING INSURANCE SET FORTH IN ITEM D. BELOW SUBJECT, HOWEVER, TO THE SPECIAL CONDITIONS APPLICABLE TO THIS POLICY AND ANY ENDORSEMENTS ATTACHED HERETO.

ITEM C.	LIMIT OF LIABILITY is deleted and replaced with the following:

ITEM C.	LIMIT OF LIABILITY:

Coverage	Description	Limit of Liability
1.	Employee	$10,000,000 Excess of $90,000,000
2.	Premises	$10,000,000 Excess of $90,000,000
3.	Transit	$10,000,000 Excess of $90,000,000
4.	Forgery or Alteration	$10,000,000 Excess of $90,000,000
5.	Extended Forgery	$10,000,000 Excess of $90,000,000
6.	Counterfeit Money	$10,000,000 Excess of $90,000,000
7.	Threats to Person	Not Covered
8.	Computer System	Not Covered
9.	Voice Initiated Funds Transfer Instruction	Not Covered
10.	Uncollectible Items of Deposit	Not Covered
11.	Audit Expenses	Not Covered
12.	Unauthorized Signatures	$10,000,000 Excess of $90,000,000
13.	Claims Expenses	Not Covered
14.	Automated Phone Systems	$10,000,000 Excess of $90,000,000
15.	Computer Systems & Voice Instruction	$10,000,000 Excess of $90,000,000
16.	Destruction of Data or Programs by Hacker	$10,000,000 Excess of $90,000,000
17.	Destruction of Data or Programs by Voice	$10,000,000 Excess of $90,000,000
18.	Telefacsimile Transmissions Coverage	$10,000,000 Excess of $90,000,000

The Company’s Limit of Liability for each Coverage for which an amount is inserted above shall be in excess of all Underlying Insurance shown in the Schedule of Underlying Insurance below plus any Deductible Amount shown as applicable to the Primary Coverage.

UE 00 H075 00 1205	© 2005, The Hartford

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE is deleted and replaced with the following:

ITEM D.	SCHEDULE OF UNDERLYING INSURANCE

Primary Coverage	Carrier: Federal Insurance Company; Co-Surety with ICI Mutual Insurance Company $25mm p/o $45mm Policy No.: 81391896 & 87067108B

Coverage	Description	Limit of Liability	Deductible
1.	Employee	$45,000,000	$100,000
2.	Premises	$45,000,000	$100,000
3.	Transit	$45,000,000	$100,000
4.	Forgery or Alteration	$45,000,000	$100,000
5.	Extended Forgery	$45,000,000	$100,000
6.	Counterfeit Money	$45,000,000	$100,000
7.	Threats to Person	Not Covered	N/A
8.	Computer System	N/A	N/A
9.	Voice Initiated Funds Transfer Instruction	N/A	N/A
10.	Uncollectible Items of Deposit	$250,000	$100,000
11.	Audit Expenses	$200,000	$100,000
12.	Unauthorized Signatures	$45,000,000	$100,000
13.	Claims Expenses	$250,000	$100,000
14.	Automated Phone Systems	$45,000,000	$100,000
15.	Computer Systems & Voice Instruction	$45,000,000	$100,000
16.	Destruction of Data or Programs by Hacker	$45,000,000	$100,000
17.	Destruction of Data or Programs by Voice	$45,000,000	$100,000
18.	Telefacsimile Transmissions Coverage	$45,000,000	$100,000

Other Underlying Coverage	☐ None	☒ See Schedule Below

Excess Layer	Carrier: CONTINENTAL INSURANCE COMPANY
Policy No.: 169931271

Coverage	Description	Limit of Liability
1.	Employee	$15,000,000 excess of $45,000,000
2.	Premises	$15,000,000 excess of $45,000,000
3.	Transit	$15,000,000 excess of $45,000,000
4.	Forgery or Alteration	$15,000,000 excess of $45,000,000
5.	Extended Forgery	$15,000,000 excess of $45,000,000
6.	Counterfeit Money	$15,000,000 excess of $45,000,000
7.	Threats to Person	Not Covered
8.	Computer System	Not Covered
9.	Voice Initiated Funds Transfer Instruction	Not Covered
10.	Uncollectible Items of Deposit	Not Covered
11.	Audit Expenses	Not Covered
12.	Unauthorized Signatures	$15,000,000 excess of $45,000,000
13.	Claims Expenses	Not Covered
14.	Automated Phone Systems	$15,000,000 excess of $45,000,000
15.	Computer Systems & Voice Instruction	$15,000,000 excess of $45,000,000
16.	Destruction of Data or Programs by Hacker	$15,000,000 excess of $45,000,000
17.	Destruction of Data or Programs by Voice	$15,000,000 excess of $45,000,000
18.	Telefacsimile Transmissions Coverage	$15,000,000 excess of $45,000,000

UE 00 H075 00 1205	© 2005, The Hartford

Excess Layer	Carrier: GREAT AMERICAN INSURANCE COMPANY
Policy No.: FS3597354

Coverage	Description	Limit of Liability
1.	Employee	$20,000,000 excess of $60,000,000
2.	Premises	$20,000,000 excess of $60,000,000
3.	Transit	$20,000,000 excess of $60,000,000
4.	Forgery or Alteration	$20,000,000 excess of $60,000,000
5.	Extended Forgery	$20,000,000 excess of $60,000,000
6.	Counterfeit Money	$20,000,000 excess of $60,000,000
7.	Threats to Person	Not Covered
8.	Computer System	Not Covered
9.	Voice Initiated Funds Transfer Instruction	Not Covered
10.	Uncollectible Items of Deposit	Not Covered
11.	Audit Expenses	Not Covered
12.	Unauthorized Signatures	$20,000,000 excess of $60,000,000
13.	Claims Expenses	Not Covered
14.	Automated Phone Systems	$20,000,000 excess of $60,000,000
15.	Computer Systems & Voice Instruction	$20,000,000 excess of $60,000,000
16.	Destruction of Data or Programs by Hacker	$20,000,000 excess of $60,000,000
17.	Destruction of Data or Programs by Voice	$20,000,000 excess of $60,000,000
18.	Telefacsimile Transmissions Coverage	$20,000,000 excess of $60,000,000

Excess Layer	Carrier: THE FIDELITY AND DEPOSIT COMPANY OF MD
Policy No.: FIB 0005919-05

Coverage	Description	Limit of Liability
1.	Employee	$10,000,000 excess of $80,000,000
2.	Premises	$10,000,000 excess of $80,000,000
3.	Transit	$10,000,000 excess of $80,000,000
4.	Forgery or Alteration	$10,000,000 excess of $80,000,000
5.	Extended Forgery	$10,000,000 excess of $80,000,000
6.	Counterfeit Money	$10,000,000 excess of $80,000,000
7.	Threats to Person	Not Covered
8.	Computer System	Not Covered
9.	Voice Initiated Funds Transfer Instruction	Not Covered
10.	Uncollectible Items of Deposit	Not Covered
11.	Audit Expenses	Not Covered
12.	Unauthorized Signatures	$10,000,000 excess of $80,000,000
13.	Claims Expenses	Not Covered
14.	Automated Phone Systems	$10,000,000 excess of $80,000,000
15.	Computer Systems & Voice Instruction	$10,000,000 excess of $80,000,000
16.	Destruction of Data or Programs by Hacker	$10,000,000 excess of $80,000,000
17.	Destruction of Data or Programs by Voice	$10,000,000 excess of $80,000,000
18.	Telefacsimile Transmissions Coverage	$10,000,000 excess of $80,000,000

ITEM F.	TERMINATION OF PRIOR POLICY(IES): 00 FI 0246511-07

The Insured by the acceptance of the Policy gives notice to the Company terminating or canceling prior bond(s) or policy(ies) No.(s) 00 FI 0246511-07 such termination or cancellation to be effective as of the time this Policy becomes effective.

ITEM G.	DISCOVERY CLAUSE is deleted in its entirety.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

UE 00 H075 00 1205	© 2005, The Hartford

ENDORSEMENT NO: 2

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

1.	Notice of Claim or Wrongful Act

A notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:	The Hartford
Claims Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

or

Via email:	HFPClaims@thehartford.com

or

Via Facsimile:	(212) 277-0945

B.	Where it is stated in the policy or declarations page that a notice of any Claim or Wrongful Act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any Claim or Wrongful Act shall be given in writing to the following:

Via mail:	The Hartford
Claims Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

or

Via email:	HFPClaims@thehartford.com

or

Via Facsimile:	(212) 277-0945

All Other Notices

A.	All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford
Compliance Department
Hartford Financial Products
2 Park Avenue, 5th Floor
New York, New York 10016

HG 00 H009 01 0708	© 2008, The Hartford	Page 1 of 2

B.	With the exception of notice of a Claim or Wrongful Act, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of Claim or Wrongful Act shall be given in writing to the following:

The Hartford

Compliance Department

Hartford Financial Products

2 Park Avenue, 5th Floor

New York, New York 10016

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

HG 00 H009 01 0708	© 2008, The Hartford	Page 2 of 2

ENDORSEMENT NO: 3

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ACCEPTANCE OF OTHER CARRIER’S APPLICATION

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy, its parent, affiliates and subsidiaries and (2) “Insured” means the Named of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

In granting coverage under this Policy, the Insurer has relied upon the declarations and statements contained in the below referenced application(s) (including materials attached thereto) as being true, accurate and complete and responsive to the questions and requests for information contained in the Insurer’s application. It is further agreed that the Insureds warrant and represent to the Insurer that the declarations and statements made in such application: (i) were true, accurate and complete on the date of such original application; and (ii) are true, accurate and complete as of the later of Inception Date of this Policy or the date on which the coverage under this Policy was bound by the Insurer. All such declarations and statements shall be deemed to be material to the risk assumed by the Insurer, are the basis of this Policy and are to be considered as incorporated into this Policy. Insured acknowledges that Insurer is relying on the information contained in the below referenced application(s), and any material submitted to Insurer therewith, in any decision it makes to issue the Policy.

	TYPE OF POLICY APPLICATION	CARRIER-APPLICATION/FORM#	DATE SIGNED

☒	Investment Company Blanket Bond Application	National Union Fire Insurance Company of Pittsburgh, PA	7/30/08

☐

☐

☐

☐

☐

It is further agreed that if the above described declarations and statements are not true, accurate and complete, any claim arising from any matter not accurately or completely disclosed or disclosed at all shall be excluded from coverage.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

HG 00 H078 01 1004	© 2004, The Hartford	Page 1 of 1

ENDORSEMENT NO: 4

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ANTI-STACKING ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy, its parent, affiliates and subsidiaries; and (2) “Insured” means the Named of Insured, Name of Company, Name of Partnership, Parent Company, Name of Insured Plan or Trust, Name of Insured Entity, Named Entity, Named Real Estate Investment Trust(s), Name of Sponsor Company or Insured stated in ITEM A or ITEM 1 of the Declarations Page.

In consideration of the premium charged:

A.	If any claim made against any Insured gives rise to coverage both under this Policy and under any other policy or policies issued by the Insurer to any Insured or Insureds, the Insurer’s maximum aggregate limit of liability under all such policies for all loss, including defense costs, in respect of such claim, shall not exceed the largest single available limit of liability under any of such policies.

B.	In the event loss resulting from a claim is covered in part under this Policy and any other policy or policies issued by the Insurer to any Insured or Insureds, the applicable retention or deductible set forth in the Declarations of each such policy shall be applied separately to that part of the covered loss covered by each such policy, and the sum of the retentions or deductibles so applied shall constitute the retention or deductible applicable to all loss resulting from such claim; provided, however, that the total retention or deductible as finally determined shall in no event exceed the largest single retention or deductible set forth in the Declarations of any such Policy.

C.	Nothing in this endorsement is intended, nor shall it be construed, to obligate or require the Insurer to pay loss, including defense costs, under this Policy in respect of such claim in any amount exceeding the available Limit of Liability under this Policy.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

HG 00 H079 01 1004	© 2004, The Hartford	Page 1 of 1

ENDORSEMENT NO: 5

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXCESS FIDELITY ENDORSEMENT WHEN PRIMARY POLICY IS PER LOSS POLICY

This endorsement modifies insurance provided under the following:

UNIVERSAL EXCESS POLICY

It is agreed that II. LIMIT OF LIABILITY is deleted in its entirety and replaced with the following:

A.	It is expressly agreed that liability for any loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers shall have paid the full amount of their respective liability (hereinafter referred to as the “Underlying Insurance”) or the Insured(s) shall have paid the full amount of such liability due to the financial insolvency of an insurer of the Underlying Insurance. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

B.	If the Primary Policy contains a specific grant of coverage that is subject to a sub-limit of liability, then coverage under this policy shall not apply to any claim which is subject to such sub-limit of liability. Excess coverage shall only apply to those Insuring Clauses noted on the Declarations.

It is agreed that III. PRIMARY AND UNDERLYING INSURANCE B. & C. are deleted and replaced with the following:

B.	It is a condition precedent to this policy that the policy(ies) of the Primary and Underlying Excess Insurers shall be maintained in full effect while this policy is in force.

C.	Failure of the Insured to comply with the foregoing shall not invalidate this policy, but in the event of such failure, the Underwriters shall be liable only to the extent that it would have been liable had the Insured complied therewith. To the extent that any Underlying Insurance is not maintained in full effect while this policy is in force, the Insured(s) shall be deemed to be self-insured for the amount of the limit of liability of the Underlying Insurance which is not maintained as set forth above.

It is agreed that IV. COSTS, CHARGES, EXPENSES AND COOPERATION is deleted in its entirety:

It is agreed that V. GENERAL CONDITIONS B. is deleted.

It is agreed that V. GENERAL CONDITIONS C. is deleted and replaced with the following:

C.	The Underwriter may cancel this policy for non-payment of premium by sending not less than ten (10) days notice to the Insured(s) at their last known address. In the event of cancellation, termination or non-renewal of the Primary Policy, this Policy shall be deemed to be canceled as of the effective date of cancellation, termination or non-renewal of such Primary Policy.

UE 00 H077 00 1205	© 2005, The Hartford	Page 1 of 2

It is agreed that the last paragraph of V. GENERAL CONDITIONS E. is deleted and replaced with the following:

In the event any claim is made against any Insured, written notice shall be given to the Underwriters in the same manner as given to the Primary Policy at: Hartford Financial Products Bond Claims Division, T-4, 690 Asylum Avenue, Hartford, CT 06115 [Fax # (860) 757-5835 or (860) 547-8265], and otherwise pursuant to all appropriate notice provisions contained in the Underlying Insurance.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

UE 00 H077 00 1205	© 2005, The Hartford	Page 2 of 2

ENDORSEMENT NO: 6

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXHAUSTION OF UNDERLYING INSURANCE

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

Section II. LIMIT OF LIABILITY, A., is deleted and replaced by the following:

A.	It is expressly agreed that liability for any covered Loss shall attach to the Underwriters only after the Primary and Underlying Excess insurers or the Insured shall have paid the full amount of their respective liability for such covered Loss. If the Insured shall pay, in the applicable legal currency, any such covered Loss, then the Underwriters shall recognize such payment for the depletion of the respective limits of liability of the Underlying Insurance. In no way shall such payment by the Insured constitute a waiver of any terms, conditions or exclusions of the Underlying Insurance or this policy. The Underwriters shall then be liable to pay only such additional amounts up to the Limit of Liability set forth in Item C of the Declarations, which shall be the maximum liability of the Underwriters in each Policy Period.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

UE 00 H082 01 1206	© 2006, The Hartford	Page 1 of 1

ENDORSEMENT NO. 7

This endorsement, effective 12:01 am,		11/01/08	forms part

of policy number	00 FI 0246511-08

issued to:	MASSACHUSETTS FINANCIAL SERVICES COMPANY DBA MFS INVESTMENT MANAGEMENT, INC.

by:	TWIN CITY FIRE INSURANCE COMPANY

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NON-CANCELABLE EXCEPT FOR NON-PAYMENT OF PREMIUM

This endorsement modifies insurance provided under:

UNIVERSAL EXCESS POLICY

It is agreed that section V. GENERAL CONDITIONS C. Cancellation Clause is deleted in its entirety and replaced with the following:

C.	Cancellation Clause

This Policy may be canceled by the Insurer only for failure to pay a premium when due by mailing to the Insured written notice stating when, not less than thirty (30) days thereafter, such cancellation shall be effective.

It is further agreed that if this policy is canceled by the Insured, the Insured will be entitled to a pro-rata portion of the premium.

All other terms and conditions remain unchanged.

/s/ Neal S. Wolin
Neal S. Wolin, President & COO

UE 00 Z078 00 1207	© 2007, The Hartford	Page 1 of 1

Producer Compensation Notice

You can review and obtain information on The Hartford’s producer compensation practices at www.thehartford.com or at 1-800-592-5717.

F-5267-0
HR 00 H093 00 0207	© 2007, The Hartford	Page 1 of 1

Crime Insurance Excess Policy Declarations

Insurance is provided by the following Company:

Zurich American Insurance Company

Policy Number: FID-5871154-06

Item 1.	Named Insured and Mailing Address:	MFS INVESTMENT MANAGEMENT, INC.
		500 BOYLSTON STREET
		BOSTON, MA 02116

Item 2.	Limit of Liability:	$10,000,000

Item 3.	Underlying Insurance:

(A)	Primary Policy:
	Insurer:	FEDERAL INSURANCE COMPANY
	Policy Number:	81391896
	Limit of Liability:	$25,000,000 part of $45,000,000

(B)	Other Policy(ies):
	Insurer:	ICI MUTUAL INSURANCE COMPANY
	Policy Number:	87067108B
	Limit of Liability:	$20,000,000 part of $45,000,000

(C)	Other Policy(ies):
	Insurer:	CONTINENTAL INSURANCE COMPANY
	Policy Number:	169931271
	Limit of Liability:	$15,000,000

Item 4.	Policy Period:	From 12:01 A.M. on	11/01/2008
		To 12:01 A.M. on	11/01/2009.
Local time at the address shown in Item 1.

Item 5.	Endorsement(s) Effective at Inception:		1, 2	Premium: $17,000

Item 6.	Cancellation of Prior Insurance: By acceptance of this policy, you give us notice cancelling prior policy number
EOC-5871154-05 the cancellation to be effective at time this policy becomes effective.

In witness whereof, the Underwriter issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Underwriter.

ZURICH AMERICAN INSURANCE COMPANY

/s/ Stephen Holinka	/s/ Nancy D. Mueller	/s/ Dennis F. Kerrigan
Stephen Holinka	Nancy D. Mueller	Dennis F. Kerrigan
Authorized Representative	President	Corporate Secretary

3/13/2009
Date

U-CR-D-200-A CW (9/93)

Crime Insurance Excess Policy

In consideration of payment of the premium and in reliance upon all statements made and information furnished to the Zurich American Insurance Company ( herein called the Underwriter ) and to the Insurers of the Underlying Insurance, including the statements made in the application and its attachments and any material submitted therewith, all of which are made a part hereof, and subject to the Declarations and the limitations, conditions, provisions, and other terms of this policy (including any endorsements hereto), the Underwriter, the Parent Company and the Insureds agree as follows:

I.	INSURING CLAUSE

The Underwriter shall provide the Insureds with insurance coverage during the Policy Period excess of the Underlying Insurance. Coverage under this policy shall attach only after all of the Limit(s) of Liability of Underlying Insurance has been exhausted by the actual payment of loss(es). Except as otherwise provided herein, coverage under this policy shall then apply in conformance with and subject to the warranties, limitations, conditions, provisions, and other terms of the Primary Policy as in effect the first day of the Policy Period, together with the warranties and limitations of any other Underlying Insurance. In no event shall coverage under this policy be broader than coverage under any Underlying Insurance.

II.	DEFINITIONS

When used in this policy:

A.	Insured, either in the singular or plural, means those organizations designated as insureds under the Primary Policy.

B.	Parent Company means the organization designated in Item 1 of the Declarations of this policy.

C.	Policy Period means the period of time specified in Item 4 of the Declarations of this policy, subject to prior termination in accordance with Subsection III.H. of this policy. If this period is less than or greater than one year, the Limit of Liability specified in Item 2 of the Declarations of this policy shall be the Underwriter’s maximum limit of liability under this policy for the entire period.

D.	Primary Policy means the policy designated in Item 3(A) of the Declarations of this policy.

E.	Underlying Insurance means all of those policy(ies) designated in Item 3 of the Declarations of this policy.

III.	GENERAL CONDITIONS AND LIMITATIONS

A.	MAINTENANCE OF UNDERLYING INSURANCE

The Limit(s) of Liability of the Underlying Insurance scheduled in Item 3 of the Declarations of this policy shall be maintained during the Policy Period in full effect with solvent insurers except for any reduction or exhaustion of the aggregate Limit(s) of Liability available under the Underlying Insurance solely by reason of actual payment of loss(es) thereunder. Failure to comply with the foregoing shall not invalidate this policy but the Underwriter shall not be liable to a greater extent than if this condition had been complied with. To the extent that any Underlying Insurance is not so maintained, then the Insureds shall be deemed to be self-insured for the amount of the Limit(s) of Liability of any such Underlying Insurance.

In the event of a change to any Underlying Insurance by rewrite, endorsement or otherwise, coverage under this policy shall become subject to such change only if and to the extent the Underwriter’s consent to such change is endorsed in writing to this policy. If such consent is not endorsed in writing on to this policy, the Underwriter shall not be liable to a greater extent than it would have been in the absence of such change to the Underlying Insurance.

B.	REDUCTION/EXHAUSTION OF UNDERLYING LIMITS

In the event and only in the event of the reduction or exhaustion of the Limit(s) of Liability of the Underlying Insurance solely as the result of actual payment of loss covered thereunder, this policy shall: (i) in the event of reduction, pay excess of the reduced Limit(s) of Liability of the Underlying Insurance, and (ii) in the event of exhaustion, continue in force as primary insurance excess of the retention applicable in the Primary Policy, which retention shall be applied to any subsequent loss as specified in the Primary Policy.

U-CR-200-A CW (9/93)

Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Insurance by the actual payment of loss and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Insurance. The risk of uncollectibility of such Underlying Insurance (in whole or in part) whether because of financial impairment or insolvency of the underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Underwriter.

C.	LIMIT OF LIABILITY

The amount set forth in Item 2 of the Declarations is the maximum aggregate liability of the Underwriter under this policy with respect to all loss covered by the Underlying Insurance in effect during the Policy Period.

D.	INVESTIGATION

The Underwriter may, at its sole discretion, elect to participate in the investigation of any matter covered by this policy even if the Underlying Insurance has not been exhausted and the Insureds shall give the Underwriter such information and cooperation as it may reasonably require.

E.	SUBROGATION

In that this policy is “Excess Coverage,” the Insureds’ right of recovery against any person or entity may not be exclusively subrogated to the Underwriter. Therefore, in the event of any payment under this policy, the Underwriter will act in concert with all other interests (including the Insureds’) concerned in the exercise of such rights of recovery. The apportioning of amounts which may be so recovered shall follow the principle that any interests (including the Insureds’) that shall have paid an amount over and above any payment hereunder, shall first be reimbursed up to the amount paid by them; the Underwriter is then to be reimbursed out of any balance then remaining up to the amount paid hereunder; lastly the interests (including the Insureds’) of which this coverage is in excess are entitled to claim the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests (including the Insureds’) concerned, in the ratio of their respective recoveries as finally settled.

F.	NOTICE AND PROOF OF LOSS

The Insureds shall, as a condition precedent to exercising their rights under this policy, give to the Underwriter written notice of loss or of an occurrence which may become a loss and proof of loss in the same manner required by the terms and conditions of the Primary Policy.

The Underwriter shall be given notice in writing as soon as practicable in the event of (a) the termination of any Underlying Insurance, (b) any additional or return premiums charged or allowed in connection with any Underlying Insurance, or (c) any change to the Underlying Insurance by rewrite, endorsement or otherwise. Written notice to the Underwriter shall be given to Zurich American Insurance Company, One Liberty Plaza, 30th Floor, New York, New York 10006, Attention: Executive Assurance Department.

G.	ALTERATION

No change in, modification of, or assignment of interest under this policy shall be effective except when made by a written endorsement to this policy which is signed by an authorized representative of the Underwriter.

H.	POLICY TERMINATION

This policy shall terminate at the earliest of the following times:

1.	the effective date of termination specified in written prior notice by the Parent Company to the Underwriter,

2.	ninety (90) days after receipt by the Parent Company of a written notice of termination from the Underwriter.

3.	upon expiration of the Policy Period as set forth in Item 4 of the Declarations,

4.	ten (10) days after receipt by the Parent Company of a written notice of termination from the Underwriter for failure to pay a premium when due,

5.	at such time as may be agreed upon by the Underwriter and the Parent Company.

The Underwriter shall refund the unearned premium computed at customary short rates if the policy is terminated by the Parent Company. Under any other circumstances the refund shall be computed pro rata.

U-CR-200-A CW (9/93)

It is agreed that Item 3. “Underlying Insurance”, Other Policy(ies) shall read as follows:

Item 3.	“Underlying Insurance”:

(D) Other Policy(ies):
Insurer:	GREAT AMERICAN INSURANCE COMPANY
Policy Number:	FS3597354
Limit of Liability:	$20,000,000

(E) Other Policy(ies):
Insurer:	THE FIDELITY & DEPOSIT COMPANY OF MD.
Policy Number:	FIB 0005919-05
Limit of Liability:	$10,000,000

(F) Other Policy(ies):
Insurer:	TWIN CITY FIRE INSURANCE COMPANY
Policy Number:	00 FI 0246511-08
Limit of Liability:	$10,000,000

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

(09/08)

Manuscript Endorsement

Named Insured: MFS INVESTMENT MANAGEMENT, INC.	Effective Date of Endorsement: 11/01/2008

To be attached to and form a part of Policy Number: FID-5871154-06	Endorsement Number: 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under:

Crime Insurance Excess Policy

Section III, General Conditions and Limitations H. Policy Termination, is deleted and replaced with:

1.	Ten (10) Days after receipt by the Parent Company of a written notice of termination from the Underwritten for failure to pay a premium when due.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

(09/08)

Insured’s Assumption of Loss up to Underlying Limits of Liability

Named Insured: MFS INVESTMENT MANAGEMENT, INC.	Effective Date of Endorsement: 11/01/2008

To be attached to and form a part of Policy Number: FID-5871154-06	Endorsement Number: 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under:

Crime Insurance Excess Policy

It is agreed that:

1.	Section I. is deleted and replaced with the following:

The Underwriter shall provide the Insureds with insurance coverage during the Policy Period excess of the Underlying Insurance. Coverage under this policy shall attach only after: (i) all of the Limits of Liability of Underlying Insurance have been exhausted by the actual payment of covered loss(es); or (ii) the Insureds have assumed responsibility for covered loss up to the Limits of Liability of the Underlying Insurance and has satisfied the deductible amount under the Underlying Insurance. Coverage under this policy shall then apply in conformance with and subject to the warranties, limitations, conditions, provisions, and other terms of the Primary Policy as in effect the first day of the Policy Period, together with the warranties and limitations of any other Underlying Insurance. In no event shall coverage under this policy be broader than coverage under any Underlying Insurance.

II.	The first paragraph of Subsection III.A is deleted.

III	Subsection III.B is deleted.

ALL OTHER TERMS AND CONDITIONS OF THE POLICY REMAIN UNCHANGED.

(09/08)

AIG Executive LiabilitySM Insurance provided by a member of American International Group, Inc.

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

Follow Form Bond

DECLARATIONS

BOND NUMBER: 94-555-71-04

ITEM 1.	NAMED INSURED:	MFS INVESTMENT MANAGEMENT, INC.

	ADDRESS:	500 BOYLSTON STREET
BOSTON, MA 02116-6374

ITEM 2.	BOND PERIOD: From: November 01, 2008 To: November 01, 2009 at 12:01 A.M. Standard Time at the address of the Named Insured shown above

ITEM 3.	LIMIT OF LIABILITY:	$10,000,000 Excess of $110,000,000 in the Aggregate of $10,000,000

ITEM 4.	SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE “UNDERLYING PROGRAM”):

Primary Policy (herein “Primary Policy”):

FI Bond

Insurer: Federal Insurance Company

Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
81391896	$25,000,000	$25,000,000	$100,000	11/01/2008 to 11/01/2009

Underlying Excess Policy(ies):
Insurer: ICI Mutual
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
87067108B	$20,000,000	$20,000,000	11/01/2008 to 11/01/2009
Insurer: Continental Casualty Company
169931271	$15,000,000	$15,000,000	11/01/2008 to 11/01/2009
Insurer: Great American Insurance Company
FS 359-73-54-00	$20,000,000	$20,000,000	11/01/2008 to 11/01/2009
Insurer: Fidelity & Deposit
FIB0005919-05	$10,000,000	$10,000,000	11/01/2008 to 11/01/2009
Insurer: Twin City Fire Insurance Company
00FI0246511-08	$10,000,000	$10,000,000	11/01/2008 to 11/01/2009
Insurer: Zurich American Insurance Company
FID587115406	$10,000,000	$10,000,000	11/01/2008 to 11/01/2009

63675 (10/95)	1	COPY

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) 00-058-47-49 such termination or cancellation to be effective as of the time this bond becomes effective.

AUTHORIZED REPRESENTATIVE

63675 (10/95)	2	COPY

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

A CAPITAL STOCK COMPANY

175 Water Street

New York, NY 10038

Follow Form Bond

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words “you” and “your” refer to the Named Insured as shown in Item 1 of the Declarations. The words “we”, “us” and “our” refer to the Company providing this insurance.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT

I.	Coverage

A.	We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as shown in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of insurance of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

B.	The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons or organizations making claims or bringing suits.

II.	Definition

A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible bonds, excepting however the Underlying Bond shown in Item 4 of the Declarations.

63675 (10/95)	3	COPY

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.	We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.	The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.	Cancellation of Underlying Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception date. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

63675 (10/95)	4	COPY

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first Named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

SECRETARY	PRESIDENT

63675 (10/95)	5	COPY

ENDORSEMENT #1

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

RELIANCE UPON APPLICATION

INCLUDING OTHER CARRIER’S APPLICATION

In consideration of the premium charged, it is hereby understood and agreed that the following provision on the first page of the policy, that reads:

In consideration of the payment of the premium, and in reliance upon the statements made to the Insurer by application forming a part hereof and its attachments and the material incorporated therein, the Insurer, agrees as follows:

shall be deleted in its entirety and replaced with the following:

In consideration of the payment of the premium, and in reliance upon the Application and the statements therein, which form a part of this policy, the Insurer agrees as follows:

It is further understood and agreed as follows:

(1)	The Insureds provided the Designated Application to the Insurer in connection with, and to assist, the Insurer’s underwriting of this policy.

(2)	All statements, warranties (if any) and representations (hereinafter collectively “Statements”) contained in the Designated Application shall be considered to have been made to the Insurer on the date that the Statements were made to Federal Insurance Company, just as if the Named Insured had originally submitted the Designated Application and originally made the Statements to the Insurer.

(3)	The Insurer has relied upon the Statements as being accurate and complete in the underwriting of this policy, and the Insureds shall not raise, as a defense to such reliance, that the Statements are contained in an application of ICAP BOND, and/or that the Designated Application was originally submitted to Federal Insurance Company.

For purposes of this endorsement:

Application means:

(1)	the signed application, and any attachments to such application and any materials incorporated therein, submitted in connection with the underwriting of this policy, and any public documents filed by the Company with any federal, state, local or foreign regulatory agency (including but not limited to the Securities and Exchange Commission); and

COPY

ENDORSEMENT #1 (Continued)

(2)	the Designated Application.

Designated Application means the following application:

TITLE AND DATE OF OTHER CARRIER’S APPLICATION

Federal Insurance Company	November 1, 2008

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #2

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

DROP DOWN RIDER

1.	It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $ 10,000,000 during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.	If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #3

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

CANCELLATION CLAUSE AMENDED ENDORSEMENT

(CREDIT RATING TRIGGER)

In consideration of the premium charged, it is hereby understood and agreed that the clause entitled “CANCELLATION CLAUSE” of this policy is amended by adding the following paragraph to the end thereof:

Notwithstanding the foregoing, in the event that a financial strength rating is issued (1) below A- by A.M. Best Co., or (2) below BBB by Standard & Poor’s Ratings Services, for the Insurer (hereinafter “Credit Rating Downgrade”), this policy may be canceled by the Named Insured by mailing written prior notice to the Insurer or by surrender of this policy to the Insurer or its authorized agent. If this policy is canceled by the Named Insured within 30 days after such Credit Rating Downgrade, the Insurer shall retain the pro rata proportion of the premium herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

COPY

ENDORSEMENT #4

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

89644 (07/05)	AUTHORIZED REPRESENTATIVE

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ENDORSEMENT #5

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

CANCELLATION CLAUSE AMENDED

In consideration of the premium charged, it is hereby understood and agreed that Section III, CONDITIONS, Clause B. Cancellation, Item 2 is deleted in its entirety and replaced by the following: We may cancel this bond only because of non-payment of premium, and we must mail or deliver to you not less than ten (10) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #6

COPY

This endorsement, effective 12:01 A.M. November 1, 2008 forms a part of

Policy No. 94-555-71-04

Issued to: MFS INVESTMENT MANAGEMENT, INC.

By	National Union Fire Insurance Company of Pittsburgh, PA.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674	10/95	Follow Form Bond Dec Pages
63675	10/95	Follow Form Bond
97004	01/08	RELIANCE UPON APPLICATION INCLUDING OTHER CARRIERS APPLICATION
DROP DOWN RIDER
99499	06/08	CANCELLATION CLAUSE AMENDED ENDORSEMENT
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		CANCELLATION CLAUSE AMENDED
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

78859 (10/01)	AUTHORIZED REPRESENTATIVE

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